The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-137183

Subject to completion, dated September 8, 2006

PRELIMINARY PROSPECTUS SUPPLEMENT (To Prospectus dated September 8, 2006)

$5,000,000,000

$                 Floating Rate Senior Notes Due 2009

$                                    % Senior Notes Due 2016

$                                    % Senior Notes Due 2036

We are offering an aggregate of $            of our debt securities, consisting of Floating Rate Senior Notes due 2009, which will mature on September     , 2009,             % Senior Notes due 2016, which will mature on September     , 2016, and             % Senior Notes due 2036, which will mature on September     , 2036, and each such series of notes we refer to respectively as the 2009 notes, the 2016 notes and the 2036 notes and collectively as the notes.

We will pay interest on the 2009 notes on March, June, September, and December of each year beginning December         , 2006. We will pay interest on the other notes each March      and September     , beginning on March     , 2007. The 2009 notes will bear interest at a floating rate equal to three-month LIBOR plus             %, which will be reset quarterly.

We may redeem all or part of the 2016 notes and the 2036 notes at any time at a make-whole redemption price described in this prospectus supplement, and may redeem the 2009 notes commencing March             , 2008 at the redemption price described in this prospectus supplement. There is no sinking fund for the notes. The redemption provisions are more fully described in this prospectus supplement under “Specific Terms of the Notes.”

The notes will be our unsecured senior obligations and will rank equally with all of our other senior unsecured indebtedness that is not specifically subordinated to the notes.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-12 of this prospectus supplement and on page 1 of the accompanying prospectus.

	Price to Public(1)		Underwriting Discounts and Commissions		Proceeds to us(1)
Per 2009 Note		%		%		%
Total	$		$		$
Per 2016 Note		%		%		%
Total	$		$		$
Per 2036 Note		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from , 2006.

Delivery of the notes in book-entry form only will be made on or about , 2006.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse

UBS Investment Bank

Citigroup

Goldman, Sachs & Co.

Co-Managers

ABN AMRO Incorporated	Banc of America Securities LLC	Bank of Tokyo Mitsubishi UFJ
BMO Capital Markets	BNP PARIBAS	BNY Capital Markets, Inc.
Calyon Securities (USA) Inc.	Deutsche Bank Securities	DnB NOR Markets
Mellon Financial Markets	Morgan Stanley	RBC Capital Markets
RBS Greenwich Capital	Scotia Capital	SG Corporate & Investment
Wachovia Securities

The date of this prospectus supplement is             , 2006.

Prospectus Supplement

Prospectus

You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf process, we may, from time to time, issue and sell to the public any combination of the securities described in the accompanying prospectus up to an indeterminate amount, of which this offering is a part.

This prospectus supplement describes the specific terms of the notes we are offering and certain other matters relating to us. The accompanying prospectus gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. Generally, when we refer to the prospectus, we are referring to this prospectus supplement combined with the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

S-i

SUMMARY

This summary does not contain all of the information that is important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of this offering. You should read “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 1 of the accompanying prospectus for more information about important risks that you should consider before making a decision to purchase notes in this offering.

“Our,” “we,” “us” and “Anadarko” as used in this prospectus supplement and the accompanying prospectus refer solely to Anadarko Petroleum Corporation and its subsidiaries, including Kerr-McGee Corporation, or Kerr-McGee, and Western Gas Resources, Inc., or Western, unless the context otherwise requires.

Unless otherwise indicated, pro forma financial results presented in this prospectus supplement give effect to (i) the completion of the Kerr-McGee and Western mergers and (ii) the financing of the mergers through borrowings of approximately $22.5 billion under our 364-day term loan agreement. Our historical financial statements and the pro forma financial results in this prospectus supplement reflect the treatment of our Canadian operations as discontinued operations.

The “Specific Terms of the Notes” section of this prospectus supplement contains more detailed information about the terms and conditions of the notes. We have defined certain oil and gas industry terms used in this document in the “Glossary of Oil and Gas Terms” beginning on page G-1.

Anadarko Petroleum Corporation

General

Anadarko Petroleum Corporation is among the largest independent oil and gas exploration and production companies in the world. Our primary line of business is the exploration, development, production and marketing of natural gas, crude oil, condensate, NGLs and the treatment and transportation of natural gas and NGLs. Our major areas of operations are located in the United States and Algeria. We are also active in Venezuela, Qatar and several other countries. Our focus is on adding high-margin oil and natural gas reserves at competitive costs and continuing to develop more efficient and effective ways of exploring for and producing oil and gas. In June 2006, we announced our intention to sell our Canadian oil and gas operations. This sale is part of a portfolio-refocusing effort stemming from our acquisitions of Kerr-McGee and Western. We currently expect to use the proceeds from the divestiture to repay debt.

We also engage in the hard minerals business through non-operated joint ventures and royalty arrangements in several coal, trona (natural soda ash) and industrial mineral mines located on lands within and adjacent to our Land Grant holdings. Our Land Grant holdings comprise an eight million acre strip running through portions of Colorado, Wyoming and Utah where we own most of our fee mineral rights. We are committed to minimizing the environmental impact of exploration and production activities in our worldwide operations through programs such as carbon dioxide (CO2) sequestration and the reduction of surface area used for production facilities.

For a further description of our business, properties and operations, you should read our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, which are each incorporated by reference into this prospectus supplement.

Recent Developments

Kerr-McGee Merger

On August 10, 2006, we completed our acquisition of Kerr-McGee, which we refer to as the Kerr-McGee merger. The aggregate cash consideration for the transaction was approximately $16.5 billion, including cash payable to stockholders and holders of all equity awards net of applicable exercise prices. To finance the Kerr-McGee merger, we borrowed approximately $17.0 billion under our $24.0 billion 364-day term loan agreement, which we refer to as the Loan Agreement.

As of December 31, 2005, Kerr-McGee had proved reserves totaling 968 MMBOE, of which approximately 63% was natural gas and approximately 30% was proven undeveloped.

Kerr-McGee’s largest property concentrations are in the deepwater Gulf of Mexico and onshore in the Rocky Mountain region. In addition to its domestic portfolio, Kerr-McGee produces oil and is continuing to develop and explore offshore China, is pursuing the development of discoveries and continuing to explore on the North Slope of Alaska and offshore Brazil, and is exploring offshore Australia, West Africa and the islands of Trinidad and Tobago.

Western Merger

On August 23, 2006, we completed our acquisition of Western, which we refer to as the Western merger. The aggregate cash consideration for the transaction was approximately $4.8 billion, including cash payable to stockholders and holders of all equity awards net of applicable exercise prices. To finance the Western merger, we borrowed approximately $5.5 billion under the 364-day term loan agreement. After giving effect to such borrowing, the aggregate outstanding principal amount of our borrowings under this loan agreement was approximately $22.5 billion, including amounts borrowed in connection with the Kerr-McGee merger.

As of December 31, 2005, Western had proved reserves totaling 153 MMBOE, of which approximately 97% was natural gas and approximately 57% was proven undeveloped.

Western explores for, produces, gathers, processes and treats, transports and markets natural gas and NGLs. In its upstream operations, Western explores for and produces natural gas reserves primarily in the Rocky Mountain region of the United States and Canada. In its midstream operations, Western designs, constructs, owns and operates natural gas gathering, processing and treating facilities. Western also owns and operates regulated transportation facilities and offers marketing services in order to provide its customers with a broad range of services from the wellhead to the sales delivery point. Western’s midstream operations are conducted in major gas-producing basins in the Rocky Mountain, Mid-Continent and West Texas regions of the United States.

Gulf of Mexico Shelf Divestiture

On August 24, 2006, we announced the completion of the divestiture of our Gulf of Mexico shelf subsidiary to W&T Offshore, Inc. for pre-tax proceeds of approximately $1 billion, after adjusting for net cash flows subsequent to the October 1, 2005 effective date, which we intend to use to repay debt. Kerr-McGee had announced the agreement to sell its shelf subsidiary to W&T Offshore on January 23, 2006.

Canadian LNG Terminal Project Divestiture

On July 10, 2006, we announced an agreement to sell Bear Head LNG Corporation, a wholly owned subsidiary that is developing a liquefied natural gas receiving terminal at Point Tupper, Nova Scotia.

Under the agreement with U.S. Venture Energy, a private equity firm, we will receive $125 million, as well as an 18-month option to secure up to 350 MMcf/d of throughput capacity at competitive rates. The option period begins once the transaction closes.

Canadian Subsidiary Divestiture

On June 28, 2006, we announced our intent to sell our wholly owned subsidiary, Anadarko Canada Corporation, as part of our portfolio-refocusing efforts related to the acquisitions of Kerr-McGee and Western. Proceeds from the expected sale will be used to retire debt associated with the Kerr-McGee and Western mergers.

Anadarko Canada currently produces approximately 56,700 BOE/d, about 85% of which is natural gas. Year-end 2005 proved reserves in Canada totaled nearly 262 MMBOE, of which almost 85% were natural gas and 24% were proven undeveloped.

Strategic Rationale of Mergers with Kerr-McGee and Western

We believe that the acquisitions of Kerr-McGee and Western strongly complement our existing properties, providing the scale and focus needed to deliver more robust, predictable and capital-efficient growth. These transactions are consistent with our strategy, which is built around our core competencies in unconventional resource development and high-impact exploration. Our strategy includes a solid North American foundation of onshore resource plays, a leading deepwater Gulf of Mexico program and a focused international portfolio. Kerr-McGee and Western strengthen our position in these three areas. Key components of the strategic fit include:

•	World-class Reserve Base: As of December 31, 2005, Anadarko had 3.31 billion BOE of proved reserves pro forma for the mergers and excluding discontinued operations, with 69% U.S. onshore, 18% U.S. Gulf of Mexico, and 13% in international locations.

•	Prolific U.S. Onshore Resource Base: As of December 31, 2005, pro forma for the mergers, Anadarko had proved reserves in the Rocky Mountain region of 1.08 billion BOE and 200,000 BOE/d of net production. The combination of Kerr-McGee’s long-lived natural gas resource plays in Colorado and Utah, along with Western’s assets in Wyoming, combine with Anadarko’s assets to make us one of the largest producers in several of the most prolific basins in the region. Anadarko has a strong track record of finding and developing unconventional resources in this region and Anadarko’s drilling success rate in this region was 100% in 2005. Kerr-McGee’s Greater Natural Buttes and Wattenberg assets and Western’s Powder River Basin and Pinedale properties combine with our own projects in the Rockies to make this region a substantial, lower risk contributor to our future growth profile.

•	Leading Offshore Resource Base and Expertise: As of December 31, 2005, pro forma for the mergers, Anadarko had 533 MMBOE of proved reserves in the Gulf of Mexico, within 768 blocks and 2.6 million net acres (which amounts exclude those attributable to the shelf subsidiary of Kerr-McGee sold to W&T Offshore). Additionally, Anadarko has been a leading deepwater operator and has had outstanding drilling success in its deepwater Gulf of Mexico program, with a 64% success rate in 2005. Kerr-McGee has been a pioneer in deepwater with the development of offshore production systems including tension leg platforms and truss spars and this expertise broadens and strengthens our efforts. Additionally, it adds another diverse set of exploration prospects for Anadarko.

•

Focused Portfolio of Properties: The combination creates a more focused portfolio, which will enhance our ability to deliver consistent performance across all of our operating regions. This focused portfolio will continue to be enhanced via a thorough review of the consolidated assets. We will evaluate select divestiture candidates, with the dual goals of paring acquisition-related debt and further focusing our oil and gas portfolio.

•	Complementary Midstream Assets: The combination of Western’s extensive and high margin pipeline and processing assets, coupled with those owned by Kerr-McGee and Anadarko, results in one of the largest midstream companies in the Rocky Mountain region. Operating the gathering and processing assets allows us to efficiently manage the system’s capacity to match the pace of our upstream development.

•	Lower Risk Growth Profile: By expanding and enhancing our onshore portfolio, we should be able to deliver a more predictable growth profile, while maintaining the upside from our deepwater Gulf of Mexico exploration program.

•	Employee Benefits and Efficiencies of Operations: We expect to achieve cost savings in excess of $100 million per year beginning in 2007 as we consolidate certain administrative functions. However, the largest synergies are expected to come from combining the complementary assets of the three companies and the skills of their respective employees. Due to the extremely tight labor markets in the current environment, gaining qualified people is a clear advantage of this type of consolidation.

•	Financial Discipline: We expect the mergers to be accretive to both earnings and cash flow, based on the accretive effect of the merger to earnings on a pro forma basis for the six months ended June 30, 2006 and the year ended December 31, 2005. Additionally, to date, we have hedged 75% of the acquired production through 2007 and 55% through 2008, using a series of three-way collars, with floors designed to ensure a return on our investment and ceilings that allow considerable upside. We are focused on reducing our leverage via a combination of continued asset sales, equity infusions and meaningful free cash flow. We believe that from the issuance of equity and sales of assets, we will have $15 billion of net proceeds to pay down our debt. Our targeted debt-to-capitalization ratio is 40% or less.

Ratings

On August 30, 2006, Moody’s Investors Service downgraded Anadarko’s corporate credit rating to Baa2 from Baa1 with a negative outlook. On August 31, 2006, Dominion Bond Rating Service downgraded Anadarko’s corporate credit rating to BBB (high) from A (low) with a negative outlook. On September 5, 2006, Fitch Ratings downgraded Anadarko’s corporate credit rating to BBB from BBB+ with a negative outlook. On September 8, 2006, Standard & Poor’s Ratings Services downgraded Anadarko’s corporate credit rating to BBB- from BBB with a stable outlook.

A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning rating agency. A rating, or a change or withdrawal of a rating by one rating agency will not necessarily correspond to a rating or a change or a withdrawal of a rating from another rating agency.

THE OFFERING

Issuer	Anadarko Petroleum Corporation

Securities Offered

$5,000,000,000 aggregate principal amount of notes:

•       $             aggregate principal amount of floating rate senior notes due 2009.

•       $             aggregate principal amount of         % senior notes due 2016.

•       $             aggregate principal amount of         % senior notes due 2036.

Maturity Date	For the 2009 notes: September , 2009. For the 2016 notes: September , 2016. For the 2036 notes: September , 2036.

Interest on the 2009 Notes	Interest on the 2009 notes will accrue at a floating rate equal to three-month LIBOR plus 0. % payable quarterly in arrears.

Interest Payment Dates	We will pay interest on the 2009 notes on March , June , September and December of each year beginning December , 2006. We will pay interest on the other notes on March and September of each year, beginning on March , 2007.

Ranking

The notes:

•       are unsecured;

•       rank equally with all of our existing and future senior indebtedness;

•       are senior to any future subordinated indebtedness; and

•       are effectively junior to our future secured indebtedness, if any, and to all existing and future indebtedness of our subsidiaries, which as of June 30, 2006, on a pro forma basis, totaled approximately $5.1 billion, excluding intercompany indebtedness.

Sinking Fund	None.

Optional Redemption

We may redeem, at our option, all or part of the 2016 notes and 2036 notes at any time, at a make-whole redemption price plus accrued and unpaid interest to the date of redemption. See “Specific Terms of the Notes.”

We may redeem, at our option, all or part of the 2009 notes commencing March     , 2008, at a redemption price of 100% of the principal amount of the notes to be redeemed plus accrued interest on the notes to be redeemed to the date of redemption. See “Specific Terms of the Notes—Specific Terms of Each Series of Notes—Terms of Floating Rate Senior Notes due 2009”.

Covenants	We will issue the notes as three separate series under an indenture containing covenants for your benefit. These covenants restrict our ability to take certain actions, including, but not limited to, the creation of liens securing debt. See “Description of Debt Securities—Limitations on Liens” in the accompanying prospectus.

Use of Proceeds	We intend to use the net proceeds from this offering to repay borrowings under our 364-day term loan agreement.

Absence of Public Markets for the Notes

There is no existing market for the notes. We cannot provide any assurance about:

•       the liquidity of any markets that may develop for the notes;

•       your ability to sell your notes; or

•       the prices at which you will be able to sell your notes.

Future trading prices of the notes will depend on many factors, including:

•       prevailing interest rates;

•       our operating results;

•       ratings of the notes; and

•       the market for similar securities.

Certain of the underwriters have advised us that they currently intend to make a market in each series of the notes after completion of the offering. However, the underwriters do not have any obligation to do so, and they may discontinue any market-making activities at any time without any notice. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

Risk Factors	See “ Risk Factors” beginning at page S-12 of this prospectus supplement and at page 1 in the accompanying prospectus for a discussion of the risk factors you should carefully consider before deciding to invest in the notes.

SUMMARY HISTORICAL FINANCIAL DATA OF ANADARKO

The following table summarizes historical financial data of Anadarko. Our results for all periods presented reflect the results of our Canadian operations as discontinued operations. We prepared this summary historical financial data using our unaudited consolidated financial statements for the six-month periods ended June 30, 2006 and 2005, and our audited consolidated financial statements for each of the years in the three-year period ended December 31, 2005. In the opinion of our management, the unaudited interim financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for the six months ended June 30, 2006 and 2005. The unaudited interim financial data set forth below is not necessarily indicative of future results of operations or financial position.

This financial information is only a summary. You should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended December 31, 2005 and in our Form 10-Q for the quarter ended June 30, 2006 and our consolidated historical financial statements and notes thereto as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in our Current Report on Form 8-K filed with the SEC on September 7, 2006, in each case incorporated by reference into this prospectus supplement.

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
	(dollars in millions)
Income Statement Data:
Revenues:
Gas sales	$1,371	$1,260	$2,968	$2,583	$2,183
Oil and condensate sales	1,808	1,241	2,703	2,022	1,621
Natural gas liquids sales	245	206	437	439	348
Other sales	86	38	79	80	94

Total revenues	3,510	2,745	6,187	5,124	4,246

Costs and expenses:
Direct operating	284	213	437	522	467
Transportation and cost of product	183	128	275	216	166
General and administrative	228	188	393	373	370
Depreciation, depletion and amortization	655	548	1,111	1,132	1,033
Other taxes	208	171	358	292	277
Impairments	18	—	78	72	103

Total costs and expenses	1,576	1,248	2,652	2,607	2,416

Operating income	1,934	1,497	3,535	2,517	1,830
Interest expense and other (income) expense:
Interest expense	104	105	206	358	274
Other (income) expense	(7)	5	(76)	59	(20)

Total	97	110	130	417	254

Income from continuing operations before income taxes	1,837	1,387	3,405	2,100	1,576
Income tax expense	609	520	1,332	799	684

Income from continuing operations	1,228	867	2,073	1,301	892
Income from discontinued operations, net of taxes	248	131	398	305	353

Net income before cumulative effect of change in accounting principle	1,476	998	2,471	1,606	1,245
Preferred stock dividends	2	2	5	5	5

Net income available to common stockholders before cumulative effect of change in accounting principle	1,474	996	2,466	1,601	1,240
Cumulative effect of change in accounting principle	—	—	—	—	47

Net income available to common stockholders	$1,474	$996	$2,466	$1,601	$1,287

Balance Sheet Data (as of period end):
Cash and cash equivalents	$671		$561	$348
Total assets	23,665		22,588	20,192
Total liabilities	11,301		11,537	10,907
Total stockholders’ equity	$12,364		$11,051	$9,285

SUMMARY HISTORICAL FINANCIAL DATA OF KERR-MCGEE

The following table summarizes consolidated historical financial data for Kerr-McGee, derived from Kerr-McGee’s unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2006 and 2005 and its audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. We believe that the unaudited interim financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of Kerr-McGee’s results of operations and financial condition for the six months ended June 30, 2006 and 2005. The unaudited interim financial data set forth below is not necessarily indicative of future results of operations or financial position. For all periods presented, Kerr-McGee utilized the “successful efforts” method of accounting for oil and gas exploration and production activities.

This financial information is only a summary. You should read this summary historical financial data in conjunction with Kerr-McGee’s condensed consolidated financial statements and notes thereto for the quarterly period ended June 30, 2006, the consolidated financial statements and notes thereto as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, in each case included in our Current Report on Form 8-K/A filed with the SEC on September 8, 2006, and incorporated by reference into this prospectus supplement.

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
	(dollars in millions)
Income Statement Data:
Revenues:
Oil and gas sales	$2,406	$2,114	$4,704	$3,165	$2,014
Loss on commodity derivatives	(244)	(168)	(1,018)	(553)	(216)
Gas marketing revenues	360	270	804	419	298
Other revenues	45	38	73	65	36

Total revenues	2,567	2,254	4,563	3,096	2,132

Operating expenses:
Lease operating costs	259	223	494	322	219
Production and ad valorem taxes	74	64	157	104	53
Transportation expense	48	47	92	73	50
General and administrative expense	134	115	248	186	204
Merger-related costs(1)	8	—	—	—	—
Exploration expense	158	171	389	330	331
Gas gathering, processing and other expenses	61	54	112	90	69
Gas marketing costs	359	269	800	418	291
Depreciation, depletion and amortization	383	443	849	646	407
Accretion expense	7	11	22	18	15
Asset impairments	—	4	17	21	14
(Gain) loss on sales of oil and gas properties	(5)	(47)	(211)	29	(30)
Provision for environmental remediation costs	3	2	12	28	6

Total operating expenses	1,489	1,356	2,981	2,265	1,629

Operating income	1,078	898	1,582	831	503
Interest expense	(90)	(118)	(226)	(244)	(250)
Loss on early repayment and modification of debt	(81)	—	(42)	—	—
Other income (expense)	(6)	(6)	104	(21)	(15)

Income from continuing operations before income taxes	901	774	1,418	566	238
Provision for income taxes	319	275	486	191	13

Income from continuing operations	582	499	932	375	225
Income (loss) from discontinued operations, net of taxes	(24)	226	2,279	29	29
Cumulative effect of change in accounting principle, net of taxes	2	—	—	—	(35)

Net income	$560	$725	$3,211	$404	$219

Balance Sheet Data (as of period end):
Cash and cash equivalents	$156		$1,053	$76
Total assets	11,938		14,276	14,518
Total liabilities	7,322		10,161	9,200
Total stockholders’ equity	$4,616		$4,115	$5,318

(1)	Represents costs incurred by Kerr-McGee in connection with its merger with and into Anadarko.

SUMMARY HISTORICAL FINANCIAL DATA OF WESTERN

The following table summarizes historical financial data for Western derived from Western’s unaudited consolidated financial statements for the six-month periods ended June 30, 2006 and 2005, and its audited consolidated financial statements for each of the years in the three-year period ended December 31, 2005. We believe that the unaudited interim financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of Western’s results of operations and financial condition for the six months ended June 30, 2006 and 2005. The unaudited interim financial data set forth below is not necessarily indicative of future results of operations or financial position. For all periods presented, Western utilized the “successful efforts” method of accounting for oil and gas exploration and production activities.

This financial information is only a summary. You should read it in conjunction with Western’s unaudited consolidated historical financial statements and notes thereto for the six month period ended June 30, 2006, the consolidated financial statements and notes thereto as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, in each case included on our Current Report on Form 8-K/A filed with the SEC on September 8, 2006, and incorporated by reference into this prospectus supplement.

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
	(dollars in millions)
Income Statement Data:
Revenues:
Sale of gas	$1,348	$1,374	$3,201	$2,518	$2,463
Sale of natural gas liquids	340	282	655	451	346
Gathering, processing and transportation revenue	54	52	106	91	84
Price risk management activities	30	(9)	(9)	20	(16)
Other	4	3	6	3	2

Total revenues	1,776	1,702	3,959	3,083	2,879

Costs and expenses:
Product purchases	1,369	1,415	3,210	2,541	2,456
Plant and transportation operating expense	62	54	116	96	88
Oil and gas exploration and production expense	65	49	114	78	52
Depreciation, depletion and amortization	71	60	129	95	74
Selling and administrative expense	41	30	60	52	40
(Gain) loss on sale of assets	—	—	1	1	—
Loss from early extinguishment of debt	—	—	—	11	—
(Earnings) from equity investments	(5)	(4)	(10)	(7)	(7)
Interest expense	9	7	17	19	26

Total costs and expenses	1,612	1,611	3,637	2,886	2,729

Income before taxes	164	91	322	197	150
Provision for income taxes:
Current	15	14	35	3	4
Deferred	45	20	80	71	51

Total provision for income taxes	60	34	115	74	55
Income before cumulative effect of change in accounting principle	104	57	207	123	95
Cumulative effect of change in accounting principle, net of tax (expense) or benefit of ($3) and $4, respectively	—	—	—	5	(7)

Net income	104	57	207	128	88
Preferred stock requirements	—	—	—	(1)	(7)

Income attributable to common stock	$104	$57	$207	$127	$81

Balance Sheet Data (as of period end):
Cash and cash equivalents	$4		$27	$—
Total assets	2,488		2,335	1,855
Total liabilities	1,462		1,431	1,170
Total stockholders’ equity	$1,026		$904	$685

SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

The following table sets forth unaudited pro forma income statement information for the six months ended June 30, 2006 and the year ended December 31, 2005, and unaudited pro forma balance sheet information as of June 30, 2006, in each case giving effect to, under the heading “Pro Forma Adjusted,” (i) the completion of the Kerr-McGee and the Western mergers and (ii) the financing of the mergers through borrowings of approximately $22.5 billion under our 364-day term loan agreement. Our pro forma financial data reflects the treatment of our Canadian operations as discontinued operations.

You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended December 31, 2005 and in our Form 10-Q for the quarter ended June 30, 2006, Anadarko’s, Kerr-McGee’s and Western’s consolidated historical financial statements and notes thereto, and the unaudited pro forma combined financial statements and accompanying notes included in our Current Report on Form 8-K/A filed with the SEC on September 8, 2006 and our Current Report on Form 8-K filed with the SEC on September 7, 2006, in each case incorporated by reference into this prospectus supplement.

The unaudited pro forma financial data set forth below is not necessarily indicative of any actual or future results of operations or financial position.

	Six Months Ended June 30, 2006 Pro Forma Adjusted	Year Ended December 31, 2005 Pro Forma Adjusted
	(dollars in millions) (unaudited)
Income Statement Data:
Revenues:
Gas sales	$2,963	$5,414
Oil and condensate sales	2,496	4,218
Natural gas liquids sales	336	572
Other sales	2,063	4,515

Total revenues	7,858	14,719

Costs and expenses:
Direct operating	579	1,000
Transportation and cost of product	2,082	4,605
General and administrative	414	713
Depreciation, depletion and amortization	1,366	2,544
Other taxes	282	515
Impairments	18	78

Total costs and expenses	4,741	9,455

Operating income	3,117	5,264
Interest expense and other (income) expense:
Interest expense (a)	582	1,086
Other (income) expense	(1)	(180)

Total	581	906

Income before income taxes	2,536	4,358
Income tax expense	859	1,647

Income from continuing operations	$1,677	$2,711

(a)	Reflects interest on existing debt as well as incremental borrowings of $22.5 billion under our 364-day term loan agreement which has an interest rate of 5.74%. The Company’s policy is that oil and gas investments in unproved properties and major development projects, on which DD&A expense is not currently recorded and on which exploration or development activities are in progress, qualify for capitalization of interest. The Company is continuing to evaluate its exploration and development plans with respect to the acreage acquired in the acquisitions. Pending finalization of those plans, it has been assumed for purposes of these pro forma financial statements that all unevaluated acreage acquired qualifies for capitalization of interest. Accordingly, interest of $639 million and $320 million for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively, has been capitalized on the carrying costs of unevaluated properties for the periods presented. The ultimate amount to be capitalized will be impacted by amounts actually recorded to unevaluated properties and finalization of our exploration and development plans for those properties.

As of June 30, 2006 Pro Forma Adjusted
(dollars in millions)
(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$831
Total assets	59,982
Total liabilities	47,618
Total stockholders’ equity	12,364

SUMMARY HISTORICAL AND PRO FORMA RESERVE AND OPERATING DATA

The following table sets forth certain information with respect to our oil and gas reserve and production data and, under the column titled “Pro Forma Adjusted,” summary pro forma combined oil and gas reserve and production data as of and for the year ended December 31, 2005, giving effect, as of the date indicated, to the completion of the Kerr-McGee and Western mergers. Our pro forma adjusted reserve and operating data reflect the treatment of our Canadian operations as discontinued operations. The Anadarko historical reserve and operating data includes Canadian operations. The following information should be read in connection with the information contained in the financial statements and notes thereto incorporated by reference, or included elsewhere, in this document. The information set forth below is not necessarily indicative of future results.

	Year Ended December 31,
	Pro Forma Adjusted	Anadarko Historical
	2005(1)	2005	2004	2003
	(dollars in millions, except for unit data)
Estimated net proved reserves (at end of period):
Oil, condensate & NGLs (MMBbls)	1,456	1,130	1,113	1,226
Gas (Bcf)	11,107	7,910	7,528	7,724
Total (MMBOE)	3,308	2,449	2,367	2,513
Percent oil	44%	46%	47%	49%
Percent proved developed	63%	62%	64%	69%
Standardized measure	$42,071	$29,292	$18,649	$18,783
Reserve additions (MMBOE)	442	291	335	391
Reserve life (years)	14.02	15.45	12.43	13.11
Sales:
Oil & condensate (MMBbls)	92	59	67	67
NGLs (MMBbls)	13	13	17	17
Gas (Bcf)	783	516	637	643
Total (MMBOE)	236	158	190	192
Costs incurred:
Exploitation and development	$3,420	$2,278	$2,348	$1,846
Exploration	1,133	722	513	713
Acquisition	356	314	158	327

Total costs incurred	$4,909	$3,314	$3,019	$2,886

Average sales price per unit:
Includes effect of hedge accounting
Oil & condensate ($/Bbl)	$45.88	$47.92	$32.66	$26.55
NGLs ($/Bbl)	44.14	34.53	27.76	21.18
Gas ($/Mcf)	6.93	7.19	5.18	4.42
$/BOE	$43.37	$44.20	$31.34	$26.05
Before derivative transactions
Oil & condensate ($/Bbl)	$50.97	$50.93	$37.03	$27.97
NGLs ($/Bbl)	44.14	34.53	27.76	21.18
Gas ($/Mcf)	7.90	7.26	5.42	4.70
$/BOE	$48.55	$45.49	$33.66	$27.48
Production expenses	$1,739	$1,189	$1,231	$1,112

(1)	Treats Canadian operations as discontinued operations and does not include 262 MMBOE of total proved reserves and $2,989 of standardized measure.

RISK FACTORS

An investment in the notes involves risks. You should consider carefully the risk factors included below and under the caption “Risk Factors” beginning on page 1 of the accompanying prospectus, as well as those discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, together with all of the other information included in, or incorporated by reference into, this prospectus supplement, when evaluating an investment in the notes.

Risks Relating to Our Business

We may not be able to successfully integrate Kerr-McGee’s and Western’s operations with our operations.

Integration of three previously independent companies will be a complex, time consuming and costly process. Failure to timely and successfully integrate these companies may have a material adverse effect on the combined company’s business, financial condition and result of operations. The difficulties of combining the companies will present challenges to our management, including:

•	operating a significantly larger combined company;

•	integrating personnel with diverse backgrounds and organizational cultures;

•	experiencing operational interruptions or the loss of key employees, customers or suppliers; and

•	consolidating other corporate and administrative functions.

The combined company will also be exposed to risks that are commonly associated with transactions similar to the mergers, such as unanticipated liabilities and costs, some of which may be material, and diversion of management’s attention. As a result, the anticipated benefits of the mergers may not be fully realized, if at all.

Our debt may limit our financial and operating flexibility.

We are a highly leveraged company and, as a result, have significant debt service obligations. We have incurred approximately $22.5 billion in debt (excluding debt assumed) under a 364-day debt facility to consummate the Kerr-McGee and Western mergers. As of June 30, 2006, on a pro forma basis, our total debt would have been approximately $28.1 billion. The significant level of our debt could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments on our debt or to comply with any restrictive terms of our debt;

•	limit our flexibility in planning for, or reacting to, changes in the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

We may not complete the sale of Anadarko Canada Corporation.

In June 2006, we announced our intent to sell our wholly owned subsidiary Anadarko Canada Corporation as part of our portfolio-refocusing efforts stemming from the Kerr-McGee and Western mergers. We plan to use proceeds from the divestiture of these Canadian oil and gas assets to retire debt. If we are unable to complete the sale, or unable to complete the sale on favorable terms, we will be more highly leveraged. See “Our debt may limit our financial and operating flexibility.”

We may incur substantial costs to comply with environmental requirements, including costs arising from Kerr-McGee’s former chemical business.

Prior to the merger, Kerr-McGee spun off its chemical manufacturing business to a newly created and separate company, Tronox Incorporated. Under the terms of a Master Separation Agreement, Kerr-McGee agreed to reimburse Tronox for certain qualifying environmental remediation costs, subject to certain limitations and conditions and up to a maximum aggregate reimbursement of $100 million. However, Kerr-McGee could be subject to joint and several liability for certain costs of cleaning up hazardous substance contamination attributable to the facilities and operations conveyed to Tronox if Tronox becomes insolvent or otherwise unable to pay for certain remediation costs. As a result of the merger, we will be responsible to provide reimbursements to Tronox pursuant to the Master Separation Agreement, and we may be subject to potential joint and several liability, as the successor to Kerr-McGee, in the event that Tronox is unable to perform certain remediation obligations.

Risks Relating to the Notes

We may not be able to generate enough cash flow to meet our debt obligations.

We expect our earnings and cash flow to vary significantly from year to year due to the nature of our industry. As a result, the amount of debt that we can manage in some periods may not be appropriate for us in other periods. Additionally, our future cash flow may be insufficient to meet our debt obligations and other commitments, including our obligations under the notes. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt, including our obligations under the notes. Many of these factors, such as oil and gas prices, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control. If we do not generate enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	refinancing or restructuring our debt;

•	selling assets;

•	reducing or delaying capital investments; or

•	seeking to raise additional capital.

However, we cannot assure you that undertaking alternative financing plans or our ability to obtain alternative financing, if necessary, would allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under the notes, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

Because a significant portion of our operations is conducted through our subsidiaries and joint ventures, our ability to service our debt is largely dependent on our receipt of distributions or other payments from our subsidiaries and joint ventures.

A significant portion of our operations is conducted through our subsidiaries and joint ventures. As a result, our ability to service our debt is largely dependent on the earnings of our subsidiaries and joint ventures and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries and joint ventures will be contingent upon our subsidiaries’ or joint ventures’ earnings and other business considerations and may be subject to statutory or contractual restrictions. In addition, there may be significant tax and other legal restrictions on the ability of our non-U.S. subsidiaries or our joint ventures to remit money to us.

The claims of creditors of our subsidiaries and joint ventures will be effectively senior to claims of holders of the notes.

Our subsidiaries and joint ventures are separate and distinct legal entities. To the extent that we do not control our joint ventures, we may not be able to cause our joint ventures to provide us with funds to meet our debt obligations and commitments, including our obligations on the notes, whether in the form of dividends, distributions or other payments, even if they are contractually obligated to do so. Our right to receive any assets of any of our subsidiaries or joint ventures upon the insolvency, liquidation or reorganization of any of our subsidiaries or joint ventures, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s or joint venture’s creditors. In addition, even if we are a creditor of any of our subsidiaries or joint ventures, our rights as a creditor would be subordinated to any security interest in the assets of our subsidiaries and joint ventures and any indebtedness of our subsidiaries or joint ventures would be senior to that held by us.

The notes will be effectively subordinated to all of our secured debt and our subsidiary debt.

The notes will not be secured by any of our property or assets. Thus, by owning a debt security, holders of the notes offered by this prospectus supplement will be our unsecured creditors. The indenture governing the notes described in this prospectus supplement and the accompanying prospectus will, subject to some limitations, permit us to incur secured indebtedness and the notes will be effectively subordinated to any secured indebtedness we may incur to the extent of the value of the collateral securing such indebtedness. As of June 30, 2006, on a pro forma basis, we had no outstanding secured indebtedness. In addition, the notes will be structurally subordinated to indebtedness of our subsidiaries. As of June 30, 2006, on a pro forma basis, our subsidiaries had outstanding $5.1 billion of indebtedness, excluding intercompany indebtedness. The notes will rank equally with all of our other senior debt.

Active trading markets for the notes may not develop, which could make it more difficult for holders of the notes to sell their notes and/or result in a lower price at which holders would be able to sell their notes.

There is currently no established trading market for any series of the notes, and there can be no assurance as to the liquidity of any markets that may develop for the notes, the ability of the holders of the notes to sell their notes or the price at which such holders would be able to sell their notes. If such a market were to exist, the notes could trade at prices that may be lower than the initial market values of the notes depending on many factors, including prevailing interest rates and our business performance. Certain of the underwriters have advised us that they currently intend to make a market in the notes of each series after the consummation of this offering, as permitted by applicable laws and regulations. However, none of the underwriters are obligated to do so, and any market making with respect to the notes may be discontinued at any time without notice. See “Underwriting.”

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $4,965 million, after deducting the underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering to repay borrowings under our 364-day term loan agreement.

We used the proceeds from our 364-term loan facility to finance our acquisitions of Kerr-McGee and Western, provide for the refinancing of existing Kerr-McGee indebtedness, pay certain fees and expenses in connection with such transactions and for general corporate purposes. As of September 1, 2006, indebtedness under our 364-day term loan agreement had an interest rate of approximately 5.74%. This indebtedness matures on August 9, 2007. For more information regarding our 364-day term loan agreement, see “Financial Condition and Liquidity—364-Day Term Loan Agreement.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006:

•	on a consolidated historical basis;

•	on a pro forma as adjusted basis to give effect to (i) the completion of the Kerr-McGee and Western mergers and (ii) the financing of the mergers through borrowings of approximately $22.5 billion under our 364-day term loan agreement; and

•	on a pro forma as further adjusted basis to give effect to (i) the completion of this offering and (ii) our application of the estimated proceeds from this offering in the manner described in “Use of Proceeds.”

Our historical and pro forma financial data reflects the treatment of our Canadian operations as discontinued operations.

You should read our unaudited pro forma financial statements included elsewhere in this prospectus supplement for a complete description of the adjustments that we have made to arrive at the pro forma financial measures that we present in the following table. You should also read Anadarko’s, Kerr-McGee’s and Western’s historical financial statements and notes thereto and that are incorporated by reference into this prospectus supplement.

	As of June 30, 2006
	Anadarko Historical	Pro Forma Adjusted	Pro Forma Further Adjusted
	(millions of dollars)
	(unaudited)
Cash and cash equivalents	$671	$831	$831

Short-term debt:
364-day term loan facility	—	21,943	16,978
Current notes payable	18	18	18
Current maturities of long-term debt	193	499	499

Total short-term debt	211	22,460	17,495

Long-term debt, less current portion:
Historical long-term debt	3,361	5,640	5,640
Notes offered hereby	—	—	5,000

Total long-term debt, less current portion	3,361	5,640	10,640

Total debt	$3,572	$28,100	$28,135

Stockholders’ equity:
Preferred stock, par value $1.00 per share, (2.0 million shares authorized, 0.05 million shares issued as of June 30, 2006)	46	46	46
Common stock, par value $0.10 per share, (1.0 billion shares authorized, 463.5 million shares issued as of June 30, 2006)	46	46	46
Paid-in capital	5,310	5,310	5,310
Retained earnings	6,626	6,626	6,626
Executives and Directors Benefits Trust, at market value (4.0 million shares as of June 30, 2006)	(189)	(189)	(189)
Accumulated other comprehensive income (loss):
Unrealized loss on derivative instruments	(105)	(105)	(105)
Foreign currency translation adjustments	646	646	646
Minimum pension liability	(16)	(16)	(16)

Total	525	525	525

Total stockholders’ equity	$12,364	$12,364	$12,364

Total capitalization	$15,936	$40,464	$40,499

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (1) on a consolidated historical basis and (2) on a pro forma as adjusted basis to give effect to (i) the completion of the Kerr-McGee and Western mergers, (ii) the financing of the mergers through borrowings of approximately $22.5 billion under our 364-day term loan agreement, (iii) the completion of this offering and (iv) our application of the estimated proceeds from this offering in the manner described in “Use of Proceeds.”

Six Months Ended June 30,		Year Ended December 31,
Pro Forma Adjusted 2006	2006	2005	2004	2003	2002	2001*
3.25	13.92	12.99	5.63	4.98	3.47	—

*	Earnings in 2001 were inadequate to cover fixed charges by $58 million.

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as:

•	income from continuing operations before income taxes; plus

•	fixed charges.

Fixed charges are defined as the sum of the following:

•	interest expense (including amounts capitalized);

•	amortization of debt discount and issuance cost (expensed and capitalized); and

•	that portion of rental expense which we believe to be representative of an interest factor.

OUR COMPANY

Anadarko

Anadarko is among the largest independent oil and gas exploration and production companies in the world, with 2.45 billion BOE of proved reserves as of December 31, 2005. Our major areas of operations are located in the United States, primarily in Texas, Louisiana, the mid-continent region and the western states, Alaska and in the deepwaters of the Gulf of Mexico, as well as in Algeria. We have oil and gas operations in Canada, but intend to sell them as part our portfolio-refocusing effort. We also have production in Venezuela and Qatar and are executing strategic exploration programs in several other countries. We actively market natural gas, oil and NGLs and own and operate gas gathering systems in our core producing areas. In addition, we engage in the hard minerals business through non-operated joint ventures and royalty arrangements in several coal, trona (natural soda ash) and industrial mineral mines located on lands within and adjacent to our Land Grant holdings. Our Land Grant holdings comprise an eight million acre strip running through portions of Colorado, Wyoming and Utah where we own most of our fee mineral rights. We are committed to minimizing the environmental impact of exploration and production activities in our worldwide operations through programs such as CO2 sequestration and the reduction of surface area used for production facilities.

At December 31, 2005, approximately 60% of our proved reserves were located onshore in the lower 48 states and about 13% of our proved reserves were located in Algeria. Our other international oil and gas production and development operations are located primarily in Venezuela and Qatar. We have exploration acreage in Qatar, Indonesia and other selected areas. About 2% of our total proved reserves were located in other international locations at December 31, 2005.

Our active areas in the United States include the Lower 48 states, Alaska and the Gulf of Mexico. Reserves in the United States comprised 74% of our total proved reserves at year-end 2005. During 2005, our drilling efforts in the United States resulted in 531 gas wells, 119 oil wells and 5 dry holes.

We own and operate seven major gas gathering systems in the United States. Our major gathering systems have nearly 3,000 miles of pipeline connecting about 3,500 wells and averaged over 950 MMcf/d of gas throughput in 2005. In addition, Anadarko operates numerous other smaller gas gathering systems.

Kerr-McGee and Western Mergers

In August 2006, we completed the Kerr-McGee and Western mergers. As of the dates indicated below, on a pro forma basis to give effect to the Kerr-McGee and Western mergers and assuming the completion of the proposed disposition of our Canadian operations:

•	our total proved natural gas reserves at December 31, 2005 would have been approximately 11.11 Tcf, our total proved oil, condensate and NGL reserves at December 31, 2005 would have been 1.46 billion Bbls, the equivalent of 3.31 billion Bbls of oil or 19.84 Tcf of gas;

•	our North American production for the second quarter 2006 would have been approximately 2.2 Bcf of natural gas per day and 215 MBbls of oil and NGL per day; and

•	our principal transportation assets as of December 31, 2005 would have been approximately 562 transportation miles, with 298 MMcf per day pipeline capacity and 161 MMcf per day gas throughput.

Information about Kerr-McGee

Kerr-McGee was an independent exploration and production company that explores for, develops, produces and markets crude oil and natural gas. Its major producing operations are located onshore in the United States, the U.S. Gulf of Mexico, and offshore China. In addition, Kerr-McGee is pursuing the development of discoveries and continuing to explore on the North Slope of Alaska and offshore Brazil, and is exploring offshore Australia, West Africa and the islands of Trinidad and Tobago.

As of December 31, 2005, Kerr-McGee’s proved reserves totaled 968 MMBOE, of which approximately 63% was natural gas. Proven undeveloped reserves represented 30% of the total.

Kerr-McGee’s U.S. onshore operations in 2005 produced 61% of its natural gas production and 32% of its crude oil and condensate. Total proved reserves for the U.S. onshore area at year-end 2005 totaled 582 MMBOE or 60% of Kerr-McGee’s worldwide proved reserves. Exploration and production activities in the U.S. onshore area are segregated into two regions, Rocky Mountain and Southern. The Rocky Mountain operations, located in Colorado, North Dakota, Montana, Utah, and Wyoming, consist primarily of low-risk, high-margin resource plays. These assets provide Kerr-McGee with profitable organic growth, long-lived gas reserves and predictable performance. The Southern operations are primarily focused in Texas, Louisiana, Oklahoma and New Mexico. In Colorado, Kerr-McGee held acreage in the Wattenberg natural gas play, located partially on our Land Grant holdings, where we own the royalty interest. In Utah, Kerr-McGee held acreage in the Uinta basin’s prolific Greater Natural Buttes gas play.

Kerr-McGee was one of the largest independent exploration and production companies operating in the Gulf of Mexico. Gulf of Mexico properties included approximately 500 deepwater blocks covering more than 3 million acres (deepwater locations are those in depths of more than 1,000 feet), and encompassing six operated and two non-operated producing facilities, four operated and five non-operated discoveries in various stages of development, and four additional prospects that should be drilled in 2006. These assets are supported by Kerr-McGee’s extensive “hub-and-spoke” infrastructure, a host processing and export facility. Prior to the recent sale of Kerr-McGee’s shelf subsidiary to W&T Offshore, Gulf of Mexico production represented approximately 50% of Kerr-McGee’s worldwide crude oil and condensate production and 39% of its natural gas production in 2005, and proved reserves of Kerr-McGee for the U.S. Gulf of Mexico area at year-end 2005 totaled 346 MMBOE or 36% of Kerr-McGee’s worldwide proved reserves.

Information about Western

Western explores for, produces, gathers, processes and treats, transports and markets natural gas and NGLs. In its upstream operations, Western explores for and produces natural gas reserves primarily in the Rocky Mountain region of the United States and Canada. In its midstream operations, Western designs, constructs, owns and operates natural gas gathering, processing and treating facilities. Western also owns and operates regulated transportation facilities and offers marketing services in order to provide its customers with a broad range of services from the wellhead to the sales delivery point. Western’s midstream operations are conducted in major gas-producing basins in the Rocky Mountain, Mid-Continent and West Texas regions of the United States.

As of December 31, 2005, Western’s proved reserves totaled 153 MMBOE, of which approximately 97% was natural gas. Proven undeveloped reserves represented 57% of the total.

Operations are conducted through the following four business areas:

Upstream—Western explores for and produces natural gas reserves independently and to enhance and support existing gathering and processing operations. The marketing segment sells the natural gas that it produces to third parties. Producing properties are primarily located in the Powder River and Greater Green River Basins of Wyoming, the San Juan Basin of New Mexico and the Sand Wash Basin in Colorado.

Gathering, Processing and Treating—Western’s core operations are in well-established areas such as the Permian, Anadarko, Powder River, Greater Green River and San Juan Basins. It connects natural gas from oil and gas wells to its gathering systems for delivery to its processing or treating plants. At its plants, Western processes natural gas to extract NGLs and treat natural gas in order to meet pipeline specifications.

Transportation—In the Powder River Basin, Western owns one interstate pipeline and one intrastate pipeline that transports natural gas for producers including its own production, and for energy marketers under fee schedules regulated by state or federal agencies.

Marketing—Western’s gas marketing segment is an outgrowth of its upstream and gathering, processing and treating activities and ensures continual flow of its produced products. Western also buys and sells natural gas and NGLs in the wholesale market in the United States and in Canada.

FINANCIAL CONDITION AND LIQUIDITY

The following discussion should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended December 31, 2005 and in our Form 10-Q for the quarter ended June 30, 2006, our historical financial statements and notes thereto incorporated by reference into this document, and the historical financial statements of Kerr-McGee and Western and notes thereto incorporated by reference into this document, and the unaudited pro forma combined financial statements and accompanying notes incorporated by reference in this document.

Overview and Cash Flow from Operating Activities

We currently expect our primary source of cash during the remainder of 2006 to be cash flow from operating activities and proceeds from anticipated divestitures. We will use cash flow primarily to fund our capital spending program, pay dividends and retire debt as well as repurchase preferred stock. We plan to fund our capital programs during the remainder of 2006 primarily through cash flow from operating activities. Our cash flow from operating activities for the long-term, however, is dependent on commodity prices, reserve replacement and the level of costs and expenses required for continuing operations.

For the six months ended June 30, 2006, on a pro forma basis giving effect to (i) the completion of the Kerr-McGee and Western mergers and (ii) the financing of the mergers through borrowings of approximately $22.5 billion under our 364-day term loan agreement, our pro forma operating income would have been $3.1 billion, which amount also reflects the treatment of our Canadian operations as discontinued operations.

Capital Expenditures

We currently expect 2006 capital spending to be approximately $5.5 billion, including additional capital spending as a result of the Kerr-McGee and Western mergers. Capital spending has been under review since the completion of the mergers and will be under review upon the completion of the divestitures in order to meet our operating strategy. Following the mergers, we believe that our expected level of cash flow and adherence to our capital discipline strategy will be more than sufficient to fund our projected capital program.

364-Day Term Loan Agreement

On August 10, 2006, in connection with the Kerr-McGee and Western mergers, we entered into a $24 billion 364-day term loan agreement with UBS AG, Stamford Branch, as administrative agent, Credit Suisse, Cayman Islands Branch and Citicorp North America, Inc., as co-syndication agents, and a group of lenders.

We utilized the 364-day term loan agreement as follows: (i) on August 10, 2006, we borrowed approximately $17 billion to finance the Kerr-McGee merger, provide for the refinancing of existing Kerr-McGee indebtedness, pay certain fees and expenses in connection with such transactions and for general corporate purposes; and (ii) on August 23, 2006, we borrowed approximately $5.5 billion to finance the Western merger, provide for the refinancing of existing Western indebtedness, pay certain fees and expenses in connection with such transactions and for general corporate purposes. Under the terms of the 364-day term loan agreement, we may not make any further borrowings under that agreement.

Indebtedness under our 364-day term loan agreement will mature on August 9, 2007 and bears interest at either (i) LIBOR plus a certain margin or (ii) the higher of the federal funds rate plus  1/2 of 1%, and the prime commercial lending rate of UBS AG, Stamford Branch.

Upon the occurrence of certain events of default, our obligations under our 364-day term loan agreement may be accelerated. Such events of default include payment defaults under our 364-day term loan agreement, covenant breaches and other customary events of default.

As of September 1, 2006, we had approximately $22.5 billion outstanding under our 364-day term loan agreement. Amounts repaid under our 364-day term loan agreement may not be reborrowed.

Senior Revolving Credit Facility

In September 2004, we entered into a $750 million, five-year revolving credit agreement with a syndicate of lenders. Under the terms of our revolving credit agreement, we can, under certain conditions, request an increase in the total available credit amount to $1.25 billion. There are no material adverse change or ratings based conditions or events of default in the agreement that could prevent funding or require repayment. The scheduled maturity of our revolving credit agreement is August 31, 2009.

On August 10, 2006, effective as of August 1, 2006, in connection with the Kerr-McGee merger, we entered into an amendment to our revolving credit agreement to (i) modify the debt to equity ratio covenant contained in our revolving credit agreement; (ii) facilitate the proposed disposition of our Canadian operations; and (iii) treat as letters of credit under our revolving credit agreement certain letters of credit issued for the benefit of Kerr-McGee and its affiliates under the former Kerr-McGee revolving credit facility.

As of September 1, 2006, we had no outstanding borrowings under our revolving credit agreement and approximately $125 million of outstanding letters of credit under our revolving credit agreement.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “Anadarko Petroleum Corporation”, “we”, “our” and “us” mean only Anadarko Petroleum Corporation and do not include its consolidated subsidiaries. Also, in this section, “holders” mean The Depository Trust Company or its nominee and not the indirect owners who own beneficial interest in the notes through participants in The Depository Trust Company. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Description of Debt Securities – Form of Debt Securities”.

We are offering three series, or tranches, of notes pursuant to this prospectus supplement:

•	Floating Rate Senior Notes due 2009

•	% Senior Notes due 2016

•	% Senior Notes due 2036

Each tranche of notes will be a separate series of debt securities issued under our indenture. References in this prospectus supplement to the “notes” mean each of the tranches of notes. This prospectus supplement summarizes specific financial and other terms that will apply to the notes; terms that apply generally to all of our debt securities are described in “Description of Debt Securities” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Common Terms of Each Series of Notes

In addition to the terms specified in our indenture and the additional terms set forth under “Specific Terms of Each Series of Notes” below, each of the series of notes we are offering will have the following terms:

•	Issuer of the Notes: Anadarko Petroleum Corporation

•	Issue Date: September , 2006

•	Date interest starts accruing: September , 2006

•	Denomination: multiples of $1,000, with a $2,000 minimum

•	Defeasance: The notes are subject to defeasance and covenant defeasance by us, subject to the terms described in the accompanying prospectus

•	Repayment at the option of holder: None.

Specific Terms of Each Series of Notes

Terms of Floating Rate Senior Notes due 2009

The specific terms of this series of notes we are offering will be as follows:

•	Title of the notes: Floating Rate Senior Notes due 2009

•	Total principal amount being issued: $

•	Initial public offering price: % of the principal amount

•	Underwriting discount: % of the principal amount

•	Maturity date for principal: September , 2009

•	Interest rate basis: LIBOR, as determined by the calculation agent as described below under “Interest Rate for the Floating Rate Senior Notes due 2009”

•	Index maturity: three months

•	Spread: % per annum

•	Interest determination date: two London business days (as defined below) prior to the first day of each interest period.

•	Day count: actual/360; for each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the face amount of the floating rate note by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360. See “Interest Rate for the Floating Rate Senior Notes Due 2009” below.

•	Interest periods: the initial interest period will be the period from and including September , 2006 to, but excluding, December , 2006, and the subsequent interest periods will be the periods from and including an interest reset date to, but excluding, the next interest reset date.

•	Interest reset dates: every March , June , September and December , commencing on December , 2006; if an interest reset date would otherwise be a day that is not a business day, the interest reset date will be postponed to the next day that is a business day. However, if that business day is in the next succeeding calendar month, the interest reset date will instead be the immediately preceding business day. An interest reset date that falls on the stated maturity date will not be changed.

•	Interest payment dates: every March , June , September and December , commencing on December , 2006; if an interest payment date would otherwise be a day that is not a business day, the interest payment date will be postponed to the next day that is a business day. However, if that business day is in the next succeeding calendar month, the interest payment date will instead be the immediately preceding business day. An interest payment date that falls on the stated maturity date will not be changed.

•	First due date for interest: December , 2006.

•	Regular record dates for interest: every , , and .

•	Business day: Any day that is not a Saturday or Sunday, and that is not a day on which banking institutions are authorized or obligated by law or executive order to close in New York, New York, and that is also a London business day. A London business day is a day on which dealings in U.S. dollars are transacted in the London interbank market.

•	Calculation agent: The Bank of New York Trust Company, N.A.

•	Optional redemption: We will have the option to redeem the notes upon 30 to 60 days prior notice, in whole or in part, on any business day commencing March , 2008. The redemption price will equal 100% of the principal amount of the notes to be redeemed plus accrued interest on the notes to be redeemed to the date of redemption.

Interest Rate for Floating Rate Senior Notes due 2009

If you purchase a Floating Rate Senior Note due 2009, your note will bear interest for each interest period at a rate equal to     % above the interest rate per annum for three-month deposits in U.S. dollars designated as “LIBOR”. The calculation agent shall determine LIBOR in the following manner:

•	LIBOR will be the offered rate per annum for three-month deposits in U.S. dollars on the relevant interest determination date as that rate appears on Moneyline Telerate page 3750 as of 11:00 A.M., London time, on the relevant interest determination date.

•	If the rate described above does not appear on Moneyline Telerate page 3750, LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the relevant interest determination date, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: three-month U.S. dollar deposits, beginning on the relevant interest reset date, and in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the relevant interest determination date will be the arithmetic mean of the quotations.

•	If fewer than two quotations are provided as described above, LIBOR for the relevant interest determination date will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M. New York City time on that interest determination date, by three major banks in New York City selected by the calculation agent: three-month loans of U.S. dollars, beginning on the relevant interest reset date, and in a representative amount.

•	If fewer than three banks selected by the calculation agent are quoting as described above, LIBOR for the new interest period will be LIBOR in effect for the prior interest period. If the initial base rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.

In this subsection, we use several terms that have special meanings relevant to calculating LIBOR. We define these terms as follows:

The term “representative amount” means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

The term “Moneyline Telerate page” means the display on Moneyline Telerate, Inc., or any successor service, on the page or pages specified in this prospectus supplement or any replacement page or pages on that service.

Specific Terms of the Fixed Rate Notes

Common Terms of Each Series of Fixed Rate Notes

In addition to the terms specified in our indenture and the terms set forth under “Common Terms of Each Series of Notes” above, each of the     % Senior Notes due 2016 and the     % Senior Notes due 2036 will have the following terms and, in addition, the respective terms set forth below under “Specific Terms of         % Senior Notes due 2016” or “Specific Terms of         % Senior Notes due 2036,” respectively:

•	Interest payment dates: every March and September

•	First due date for interest: March , 2007

•	Regular record dates for interest: every and

•	Day count: 30/360; we will calculate accrued interest on the basis of a 360-day year of twelve 30-day months.

•	Business day: Any day that is not a Saturday or Sunday, and that is not a day on which banking institutions are authorized or obligated by law or executive order to close in New York, New York. If an interest payment date or a redemption date occurs on a date that is not a business day, payment will be made on the next business day and no additional interest will accrue.

•	Optional redemption: We will have the option to redeem the notes upon 30 to 60 days prior notice, in whole or in part, at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) as determined by the quotation agent described below under “Make Whole Calculation”, plus, in each case, accrued interest on the notes to be redeemed to the date on which the notes are to be redeemed.

Make Whole Calculation

The quotation agent will determine the sum of the present values of the remaining scheduled payments of principal and interest on the fixed rate notes, not including any portion of these payments of interest accrued as of the date on which the notes are to be redeemed, discounted to the date on which the notes are to be redeemed on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate described below plus      basis points in the case of the 2016 notes and      basis points in the case of the 2036 notes.

The quotation agent will utilize the following procedures to calculate the adjusted treasury rate. We will appoint Credit Suisse Securities (USA) LLC or its successor and two or more other primary U.S. Government securities dealers in New York City as reference dealers, and we will appoint Credit Suisse Securities (USA) LLC or its successor to act as our quotation agent. If Credit Suisse Securities (USA) LLC or its successor is no longer a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer in its place as a reference dealer.

The quotation agent will select a United States Treasury security which has a maturity comparable to the remaining maturity of the series of our fixed rate notes to be redeemed which would be used in accordance with customary financial practice to price new issues of corporate debt securities with a maturity comparable to the remaining maturity of such fixed rate notes. The reference dealers will provide the quotation agent, the calculation agent and the trustee with the bid and ask prices for that comparable United States Treasury security as of 5:00 p.m. on the third business day before the redemption date. The calculation agent will calculate the average of the bid and asked prices provided by each reference dealer, eliminate the highest and the lowest reference dealer quotations and then calculate the average of the remaining reference dealer quotations. However, if the calculation agent obtains fewer than three reference dealer quotations, it will calculate the average of all the reference dealer quotations and not eliminate any quotations. We call this average quotation the comparable treasury price. The adjusted treasury rate will be the semi-annual equivalent yield to maturity of a security whose price, expressed as a percentage of its principal amount, is equal to the comparable treasury price.

Specific Terms of     % Senior Notes due 2016

In addition to the terms specified in our indenture and the terms set forth under “Common Terms of Each Series of Notes” and under “Common Terms of Each Series of Fixed Rate Notes” above, the specific terms of this series of notes we are offering will be as follows:

•	Title of the notes: % Senior Notes due 2016

•	Total principal amount being issued: $

•	Initial public offering price: % of the principal amount

•	Underwriting discount: % of the principal amount

•	Maturity date for principal: September , 2016

•	Interest: % per annum

Specific Terms of     % Senior Notes due 2036

In addition to the terms specified in our indenture and the terms set forth under “Common Terms of Each Series of Notes” and under “Common Terms of Each Series of Fixed Rate Notes” above, the specific terms of this series of notes we are offering will be as follows:

•	Title of the notes: % Senior Notes due 2036

•	Total principal amount being issued: $

•	Initial public offering price: % of the principal amount

•	Underwriting discount: % of the principal amount

•	Maturity date for principal: September , 2036

•	Interest: % per annum

Additional Information About the Notes

Book-Entry Notes

We will issue the notes of each series only in book-entry form – i.e., as global notes registered in the name of The Depository Trust Company, New York, New York, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Description of Debt Securities—Form of Debt Securities”.

Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system. See “Description of Debt Securities—Form of Debt Securities” in the accompanying prospectus for additional information about indirect ownership of interests in the notes.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following general discussion summarizes material U.S. federal income tax and, for certain foreign persons, estate tax considerations of the purchase, ownership and disposition of the notes. This discussion is based upon the Internal Revenue Code of 1986 (which we refer to as the Code), regulations of the Treasury Department, Internal Revenue Service (which we refer to as the IRS) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). We have not and will not seek any rulings or opinions from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes which are different from those discussed below.

This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership and disposition of the notes. In addition, this discussion is limited to the U.S. federal income tax consequences to initial holders that purchase the notes of any series for cash, at their original issue price, pursuant to this offering and who hold the notes as capital assets (generally property held for investment). It does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt entities;

•	banks;

•	thrifts;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	insurance companies;

•	persons that hold the notes as part of a “straddle,” a “hedge” or a “conversion transaction” or other risk reduction transaction;

•	persons liable for alternative minimum tax;

•	expatriates;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	pass-through entities (e.g., partnerships) or investors who hold the notes through pass-through entities.

If a partnership, including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of the notes, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that is considering purchasing the notes, you should consult with your tax advisor.

If you are considering buying notes, we urge you to consult your tax advisor about the particular U.S. federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes, and the application of the U.S. federal income tax laws to your particular situation.

U.S. Holders

A “U.S. holder” is a beneficial owner of notes that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if the trust existed on April 20, 1996 and has validly elected to continue to be treated as a domestic trust.

Taxation of Interest

Interest on the notes is generally taxable to you as ordinary income:

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes; or

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes.

Certain debt instruments that provide for one or more contingent payments are subject to Treasury regulations governing contingent payment debt instruments. A payment is not treated as a contingent payment under these regulations if, as of the issue date of the debt instrument, the likelihood that such payment will be made is remote. In certain circumstances (see, the discussion of redemption of the notes under “Specific Terms of the Notes”), we may pay amounts on the notes that are in excess of the stated interest or principal of the notes. We intend to take the position that the possibility that any such payment will be made is remote so that such possibility will not affect the timing or amount of interest income that you recognize unless and until any such payment is made. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. It is possible that the IRS might take a different position from that described above, in which case the timing, character and amount of taxable income in respect of the notes may be different from that described herein.

Sale or Other Disposition of Notes

You generally must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note. The amount of your gain or loss equals the difference between the amount you receive for the note (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such), minus your adjusted tax basis in the note. Your initial tax basis in a note generally is the price you paid for the note. Any such gain or loss on a taxable disposition of a note will generally constitute capital gain or loss and will be long-term capital gain or loss if you hold such note for more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting will apply to payments of interest on, or the proceeds of the sale or other disposition of, notes held by you, and backup withholding generally will apply unless you provide us or the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or you otherwise establish an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you provide the required information or appropriate claim form to the IRS.

Non-U.S. Holders

You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes that is for U.S. federal income tax purposes an individual, corporation, estate or trust that is not a U.S. holder.

Income and Withholding Tax on Payments on the Notes

Subject to the discussion of backup withholding below, you will generally not be subject to U.S. federal income or withholding tax on payments of interest on a note, provided that:

•	you are not:

•	an actual or constructive owner of 10% or more of the total voting power of all our voting stock; or

•	a controlled foreign corporation related (directly or indirectly) to us through stock ownership;

•	such interest payments are not effectively connected with the conduct by you of a trade or business within the United States; and

•	we or our paying agent receives:

•	from you, a properly completed Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) signed under penalties of perjury, which provides your name and address and certifies that you are a non-U.S. holder; or

•	from a security clearing organization, bank or other financial institution that holds the notes in the ordinary course of its trade or business (a “financial institution”) on behalf of you, certification under penalties of perjury that such a Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from you, and a copy of the Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) is furnished to the payor.

Special rules may apply to holders who hold notes through “qualified intermediaries” within the meaning of U.S. federal income tax laws.

If interest on a note is effectively connected with your conduct of a trade or business in the United States and, if you are entitled to benefits under an applicable tax treaty, is attributable to a permanent establishment or a fixed base maintained by you in the United States, then such income generally will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if you are a corporate holder, such income may also be subject to a 30% branch profits tax or such lower rate as may be available under an applicable income tax treaty). If interest is subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, payments of such interest will not be subject to U.S. withholding tax so long as you provide us or our paying agent with a properly completed Form W-8ECI, signed under penalties of perjury.

A non-U.S. holder that does not qualify for exemption from withholding under the preceding paragraphs generally will be subject to withholding of U.S. federal income tax at the rate of 30% (or lower applicable treaty rate) on payments of interest on the notes.

Non-U.S. holders should consult their tax advisors about any applicable income tax treaties, which may provide for an exemption from or a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

Sale or Other Disposition of Notes

Subject to the discussion of backup withholding below, any gain realized by you on the sale, exchange, redemption, retirement or other disposition of a note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States and, if you are entitled to benefits under an applicable tax treaty, is attributable to a permanent establishment or a fixed base maintained by you in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.

If the first bullet point applies, you generally will be subject to U.S. federal income tax with respect to such gain in the same manner as U.S. holders, as described above, unless an applicable income tax treaty provides otherwise. In addition, if you are a corporation, you may also be subject to the branch profits tax described above. If the second bullet point applies, you generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which your capital gains from U.S. sources (including gains from the sale, exchange, redemption, retirement or other disposition of the notes) exceed capital losses allocable to U.S. sources.

U.S. Federal Estate Tax

A note held or treated as held by an individual who is a non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax provided that (1) the individual does not actually or constructively own 10% or more of the total voting power of all our voting stock and (2) interest on the note, if received by the non-U.S. holder at the time of death, would not have been effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States.

Information Reporting and Backup Withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. United States backup withholding tax generally will not apply to payments of interest and principal on a note if the statement described in “Non-U.S. Holders—Income and Withholding Tax on Payment on the Notes” is duly provided by you or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person.

Payment of the proceeds of a disposition of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if it:

•	is a United States person;

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

The preceding discussion of certain U.S. federal income and estate tax considerations is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular federal, state, local and foreign tax consequences of purchasing, holding, and disposing of our notes, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated         , 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, UBS Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co., are acting as representatives, the following respective principal amounts of the notes:

Underwriter	2009 Notes Principal Amount	2016 Notes Principal Amount	2036 Notes Principal Amount
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
ABN AMRO Incorporated
Banc of America Securities LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
BNY Capital Markets, Inc.
Calyon Securities (USA) Inc.
Deutsche Bank Securities Inc.
DnB NOR Markets, Inc.
Greenwich Capital Markets, Inc.
Mellon Financial Markets, LLC
Mitsubishi UFJ Securities
Morgan Stanley & Co. Incorporated
RBC Capital Markets Corporation
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
Wachovia Capital Markets, LLC

Total	$	$	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

The underwriters propose to offer the notes initially at the public offering prices on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of     %,     % and     % of the principal amount of the 2009 notes, the 2016 notes and the 2036 notes, respectively. The underwriters and selling group members may allow a discount of     %,     % and     % of the principal amount of the 2009 notes, the 2016 notes and the 2036 notes, respectively, on sales to other broker/dealers. After the initial public offering of each series of notes, the representatives may change the public offering price and concession and discount to broker/dealers.

We estimate that our out-of-pocket expenses for this offering will be approximately $3.0 million.

The notes of each series are a new issue of securities with no established trading market. One or more of the underwriters currently intends to make a secondary market for each series of the notes. However, they are not obligated to do so and may discontinue making a secondary market for any series of the notes at any time without notice. No assurance can be given as to how liquid the trading market for any series of the notes will be.

We intend to use all of the net proceeds from the sale of the notes to repay indebtedness owed by us to affiliates of each of the underwriters. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

Some of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses, including Morgan Stanley & Co. Incorporated’s acting as financial advisor to Western in connection with the Western merger. Affiliates of each of the underwriters are lenders under our 364-day term loan agreement. In addition, Credit Suisse Securities (USA) LLC, UBS Securities LLC and Citigroup Global Markets Inc. are co-advisors and joint-lead arrangers with respect to the 364-day term loan agreement, and Credit Suisse Securities (USA) LLC and UBS Securities LLC are joint bookrunning managers with respect to that agreement.

In connection with the offering, the underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of any series of the notes or preventing or retarding a decline in the market price of any series of the notes. As a result, the price of the notes of any series may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Akin Gump Strauss Hauer & Feld LLP will pass upon the validity of the notes offered hereby. Certain matters will be passed upon for the underwriters by Vinson & Elkins L.L.P. In addition, Vinson & Elkins L.L.P. has in the past provided, and may continue to provide, legal services to us unrelated to this offering.

EXPERTS

The consolidated financial statements of Anadarko Petroleum Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with Anadarko’s oil and gas prospects is confirmed in the review letter of Netherland, Sewell & Associates, Inc., an independent petroleum consulting firm, and has been included in this document, and incorporated by reference into this document, upon the authority of said firm as experts with respect to the matters covered by such review letter and in giving such review letter.

The consolidated financial statements of Kerr-McGee at December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 incorporated in this prospectus supplement by reference to our Current Report on Form 8-K/A filed on September 8, 2006, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon, and are so incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with Kerr-McGee’s oil and gas prospects is confirmed in the review letter of Netherland, Sewell & Associates, Inc., an independent petroleum consulting firm, and has been included or incorporated by reference into this document, upon the authority of said firm as experts with respect to the matters covered by such review letter and in giving such review letter.

The audited historical financial statements of Western Gas Resources, Inc. at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to our current report on Form 8-K/A filed on September 8, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with Western Gas Resources, Inc.’s oil and gas prospects is derived from the reports of Netherland, Sewell & Associates, Inc., an independent petroleum consulting firm, and has been included or incorporated by reference into this document, upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this document:

Bbl: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbon.

Bcf: One billion cubic feet of natural gas.

BOE: One stock tank barrel of oil equivalent, using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids.

Condensate: Hydrocarbons which are in a gaseous state under reservoir conditions but which become liquid at the surface and may be recovered by conventional separators.

/d: Per day.

Development drilling or development wells: Drilling or wells drilled within the proved area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, to the depth of a stratigraphic horizon known to be productive.

Exploitation and development activities: Drilling, facilities and/or production-related activities performed with respect to proved and probable reserves.

Exploration activities: The initial phase of oil and natural gas operations that includes the generation of a prospect and/or play and the drilling of an exploration well.

Gross acres or gross wells: The total acres or wells, as applicable, in which a working interest is owned.

MBbl: One thousand barrels.

MBOE: One thousand BOEs.

Mcf: One thousand cubic feet of natural gas. For the purposes of this prospectus, this volume is stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.

MMcf: One million cubic feet of natural gas. For the purposes of this prospectus, this volume is stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.

MMBbl: One million barrels.

MMBOE: One million BOEs.

Natural gas liquids: Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.

Net acres or net wells: The gross acres or wells, as applicable, multiplied by the working interest owned.

Oil: Crude oil, condensate and natural gas liquids.

Producing well or productive well: A well that is producing oil or natural gas or that is capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

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Proved developed reserves: Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves or proved oil and natural gas reserves: The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves: Reserves that are expected to be recovered from new wells drilled to known reservoirs or undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where relatively major expenditure is required to establish production.

Reserve life: The estimated productive life of a proved reservoir based upon the economic limit of such reservoir producing hydrocarbons in economic quantities, assuming certain price and cost parameters. For purposes of this prospectus, reserve life is determined on a BOE basis by dividing the estimated proved reserves and revisions of previous estimates, excluding property sales, at the end of the year by the oil and natural gas volumes produced during the year.

Reserve replacement cost: An amount per BOE equal to the sum of all costs incurred relating to oil and natural gas property acquisition, exploitation, development and exploration activities divided by the sum of all additions and revisions to estimated proved reserves, including reserve purchases.

Tcf: One trillion cubic feet of natural gas.

Working interest: The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to receive a share of production, subject to all royalties, overriding royalties and other burdens, all costs of exploration, development and operations and all risks in connection therewith.

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PROSPECTUS

Anadarko Petroleum Corporation

Common Stock

Debt Securities

We, Anadarko Petroleum Corporation, may offer from time to time our debt securities and common stock. This prospectus describes the general terms of these securities and the general manner in which we will offer these securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the trading symbol “APC.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated September 8, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below. You should rely only on the information included or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer to sell in any jurisdiction in which the offer is not permitted. You should not assume that the information in the prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of those documents.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “Anadarko” and to the “company,” “we,” “us” or “our” are to Anadarko Petroleum Corporation and its subsidiaries, including Western Gas Resources, Inc., or Western, and Kerr-McGee Corporation, or Kerr-McGee.

WHERE YOU CAN FIND MORE INFORMATION

Each time we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with the applicable prospectus supplement, will include or refer you to all material information relating to each offering.

We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-8968). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and at our web site at http://www.anadarko.com. You may also read and copy at prescribed rates any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

Our common stock is listed on the New York Stock Exchange under the symbol “APC.” Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 20 Broad Street, 7th Floor, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will

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automatically update and supersede this information. We incorporate by reference the following documents and all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, information furnished rather than filed):

•	our annual report on Form 10-K for the year ended December 31, 2005;

•	our quarterly reports on Form 10-Q for the three months ended March 31, 2006 and June 30, 2006;

•	our current reports on Form 8-K, filed with the SEC on February 7, 2006, March 6, 2006, April 27, 2006, May 4, 2006, May 16, 2006, June 26, 2006, July 12, 2006, July 28, 2006, August 15, 2006, August 24, 2006 and September 7, 2006;

•	our current report on Form 8-K/A filed with the SEC on September 8, 2006; and

•	the description of our common stock set forth in the registration statement on Form 8-A filed with the SEC on September 3, 1986, and the Form 8-A12B filed with the SEC on October 30, 1998 and as amended by the Form 8-A12B/A filed with the SEC on April 27, 2000.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address or calling the following number:

Anadarko Petroleum Corporation

Attention: Corporate Secretary

1201 Lake Robbins Dr.

The Woodlands, Texas 77380

(832) 636-1000

FORWARD-LOOKING STATEMENTS

We have made in this prospectus and in the reports and documents incorporated herein by reference, and may from time to time otherwise make in other public filings, press releases and discussions with our management, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning the operations, economic performance and financial condition of Anadarko. These forward-looking statements include information concerning future production and reserves of Anadarko, schedules, plans, timing of development, contributions from oil and gas properties, and those statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “target,” “goal,” “plans,” “objective,” “should” or similar expressions or variations on these expressions.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, our assumptions about energy markets, production levels, reserve levels, operating results, competitive conditions, technology, the availability of capital resources, capital expenditures and other contractual obligations, the supply and demand for oil, natural gas, natural gas liquids (NGLs) and other products or services, the price of oil, natural gas, NGLs and other products or services, currency exchange rates, the weather, inflation, the availability of goods and services, drilling risks, future processing volumes and pipeline throughput, general economic conditions, either internationally or nationally or in the jurisdictions in which we or our subsidiaries are doing business, legislative or regulatory changes, including changes in environmental regulation, environmental risks and liability under federal, state and foreign environmental laws and regulations, the securities or capital markets, the ability to successfully integrate the operations of Anadarko, Kerr-McGee and Western, our ability to repay the debt incurred in connection with the acquisitions of Kerr-McGee and Western and other factors discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” included in our annual report on Form 10-K for the year ended December 31, 2005 and in “Risk Factors” included in our quarterly reports on Form 10-Q for the three months ended March 31, 2006 and June 30, 2006. We undertake no obligation to publicly update or revise any forward-looking statements.

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ABOUT US

Our mission is to deliver a competitive and sustainable rate of return to stockholders by exploring for, acquiring and developing oil and natural gas resources vital to the world’s health and welfare. Our primary line of business is the exploration, development, production and marketing of natural gas, crude oil, condensate and NGLs and the treatment and transportation of natural gas and NGLs. Our major areas of operations are located in the United States and Algeria. We are also active in Venezuela, Qatar and several other countries. Our focus is on adding high-margin oil and natural gas reserves at competitive costs and continuing to develop more efficient and effective ways of exploring for and producing oil and gas.

We also engage in the hard minerals business through non-operated joint ventures and royalty arrangements in several coal, trona (natural soda ash) and industrial mineral mines located on lands within and adjacent to our Land Grant holdings. Our Land Grant holdings comprise an eight million acre strip running through portions of Colorado, Wyoming and Utah where we own most of our fee mineral rights. We are committed to minimizing the environmental impact of exploration and production activities in our worldwide operations through programs such as carbon dioxide (CO2) sequestration and the reduction of surface area used for production facilities.

Our principal executive offices are located at 1201 Lake Robbins Dr., The Woodlands, Texas 77380, and our telephone number is (832) 636-1000. We maintain a website on the Internet at http://www.anadarko.com. Information that you may find on our website is not part of this prospectus.

RISK FACTORS

You should carefully consider the factors contained in our annual report on Form 10-K for the fiscal year ended December 31, 2005 under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” and in our quarterly reports on Form 10-Q for the for the three months ended March 31, 2006 and June 30, 2006 under the heading “Risk Factors” before investing in our securities. You should also consider similar information contained in any annual report on Form 10-K or other document filed by us with the SEC after the date of this prospectus before deciding to invest in our securities. If applicable, we will include in any prospectus supplement a description of those significant factors that could make the offering described therein speculative or risky.

USE OF PROCEEDS

Unless specified otherwise in the applicable prospectus supplement, we expect to use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes, which may include, among other things:

•	the repayment of outstanding indebtedness;

•	working capital;

•	capital expenditures; and

•	acquisitions.

The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other capital.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

Six Months Ended June 30,	Year Ended December 31,
2006	2005	2004	2003	2002	2001*
13.92	12.99	5.63	4.98	3.47	—

*	Earnings in 2001 were inadequate to cover fixed charges by $58 million.

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as:

•	income from continuing operations before income taxes plus fixed charges.

Fixed charges are defined as the sum of the following:

•	interest expense (including amounts capitalized);

•	amortization of debt discount and issuance cost (expensed and capitalized); and

•	that portion of rental expense which we believe to be representative of an interest factor.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will not be secured by any property or assets of Anadarko. Thus, by owning a debt security, you are one of our unsecured creditors.

The debt securities will rank equally with all of our other unsecured and unsubordinated debt.

The indenture does not limit our ability to incur additional indebtedness.

The debt indenture and its associated documents, including your debt security, contain the full legal text of the matters described in this section and your prospectus supplement. We have filed a form of the indenture with the SEC as an exhibit to our registration statement. See “Where You Can Find More Information” above for information on how to obtain copies of them.

This section and your prospectus supplement summarize all the material terms of the indenture and your debt security. They do not, however, describe every aspect of the indenture and your debt security. For example, in this section we use terms that have been given special meaning in the indenture, but we describe the meaning for only the more important of those terms.

Indenture

The debt securities are governed by a document called an indenture. The indenture is a contract between us and The Bank of New York Trust Company, N.A.

The trustee under the indenture has two main roles:

•	First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, which we describe later under “—Default, Remedies and Waiver of Default.”

•	Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

Series of Debt Securities

We may issue as many distinct series of debt securities under the indenture as we wish. This section summarizes terms of the securities that apply generally to all series. The provisions of the indenture allow us not only to issue debt securities with terms different from those of debt securities previously issued under the indenture, but also to “reopen” a previously issued series of debt securities and issue additional debt securities of that series. We will describe most of the financial and other specific terms of your series in the prospectus supplement for that series. Those terms may vary from the terms described here.

As you read this section, please remember that the specific terms of your debt security as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are any differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your debt security.

When we refer to a series of debt securities, we mean a series issued under the indenture. When we refer to your prospectus supplement, we mean the prospectus supplement describing the specific terms of the debt security you purchase. The terms used in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Amounts of Issuances

The indenture does not limit the aggregate amount of debt securities that we may issue or the number of series or the aggregate amount of any particular series. We may issue debt securities and other securities at any time without your consent and without notifying you.

The indenture and the debt securities do not limit our ability to incur other indebtedness or to issue other securities. Also, unless otherwise specified below or in your prospectus supplement, we are not subject to financial or similar restrictions by the terms of the debt securities.

Principal Amount, Stated Maturity and Maturity

The principal amount of a debt security means the principal amount payable at its stated maturity, unless that amount is not determinable, in which case the principal amount of a debt security is its face amount.

The term “stated maturity” with respect to any debt security means the day on which the principal amount of your debt security is scheduled to become due. The principal may become due sooner, by reason of redemption or acceleration after a default or otherwise in accordance with the terms of the debt security. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the days when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of a debt security without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Specific Terms of Debt Securities

Your prospectus supplement will describe the specific terms of your debt security, which will include some or all of the following:

•	the title of the series of your debt security;

•	any limit on the total principal amount of the debt securities of the same series;

•	the stated maturity;

•	the currency or currencies for principal and interest, if not U.S. dollars;

•	the price at which we originally issue your debt security, expressed as a percentage of the principal amount, and the original issue date;

•	whether your debt security is a fixed rate debt security, a floating rate debt security or an indexed debt security;

•	if your debt security is a fixed rate debt security, the yearly rate at which your debt security will bear interest, if any, and the interest payment dates;

•	if your debt security is a floating rate debt security, the interest rate basis; any applicable index currency or maturity, spread or spread multiplier or initial, maximum or minimum rate; the interest reset, determination, calculation and payment dates; the day count used to calculate interest payments for any period; and the calculation agent;

•	if your debt security is an indexed debt security, the principal amount, if any, we will pay you at maturity, interest payment dates, the amount of interest, if any, we will pay you on an interest payment date or the formula we will use to calculate these amounts, if any, and the terms on which your debt security will be exchangeable for or payable in cash, securities or other property;

•	if your debt security may be converted into or exercised or exchanged for common or preferred stock or other securities of Anadarko or debt or equity securities of one or more third parties, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at our option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion, exercise or exchange may be adjusted;

•	if your debt security is also an original issue discount debt security, the yield to maturity;

•	if applicable, the circumstances under which your debt security may be redeemed at our option or repaid at the holder’s option before the stated maturity, including any redemption commencement date, repayment date(s), redemption price(s) and redemption period(s);

•	the authorized denominations, if other than $1,000 and multiples of $1,000;

•	the depositary for your debt security, if other than The Depository Trust Company (“DTC”), and any circumstances under which the holder may request securities in non-global form, if we choose not to issue your debt security in book-entry form only;

•	if applicable, the circumstances under which we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes and under which we can redeem the debt securities if we have to pay additional amounts;

•	the names and duties of any co-trustees, depositaries, paying agents, transfer agents or registrars for your debt security; and

•	any other terms of your debt security, which could be different from those described in this prospectus.

Governing Law

The debt indenture and the debt securities will be governed by New York law.

Form of Debt Securities

We will issue each debt security only in registered form, without coupons, unless we specify otherwise in the applicable prospectus supplement. In addition, we will issue each debt security in global—i.e., book-entry—form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global debt security will do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. References to “holders” in this section mean those who own debt securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries.

Unless otherwise indicated in the prospectus supplement, the following is a summary of the depositary arrangements applicable to debt securities issued in global form and for which DTC acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee, and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold those interests through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities they purchase in definitive form. These laws may impair your ability to transfer beneficial interests in a global debt security.

We will make payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global debt security, DTC immediately will credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective interests in the principal amount of that global debt security, as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 60 days; or

•	we notify the trustee that we wish to terminate that global security.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $1,000 and multiples of $1,000. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indenture. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indenture.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action. Additionally, those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us as follows:

•	DTC is:

•	a limited-purpose trust company organized under the New York Banking Law,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

•	DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

•	Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

Investors may hold interests in the debt securities outside the United States through the Euroclear System (“Euroclear”) or Clearstream Banking (“Clearstream”) if they are participants in those systems, or indirectly through organizations which are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. At the present time JPMorgan Chase Bank, National Association will act as U.S. depositary for Euroclear, and Citibank, National Association will act as U.S. depositary for Clearstream. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

The following is based on information furnished by Euroclear or Clearstream, as the case may be.

Euroclear has advised us that:

•	It was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash;

•	Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries;

•	Euroclear is operated by Euroclear Bank S.A./ N.V., as operator of the Euroclear System (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”);

•	The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include underwriters of debt securities offered by this prospectus;

•	Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly;

•	Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”);

•	The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants; and

•	Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearstream has advised us that:

•	It is incorporated under the laws of Luxembourg as a professional depositary and holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates;

•	Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries;

•	As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute;

•	Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include underwriters of debt securities offered by this prospectus;

•	Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly; and

•	Distributions with respect to the debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

We have provided the following descriptions of the operations and procedures of Euroclear and Clearstream solely as a matter of convenience. These operations and procedures are solely within the control of Euroclear and Clearstream and are subject to change by them from time to time. Neither we, any underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact Euroclear or Clearstream or their respective participants directly to discuss these matters.

Secondary market trading between Euroclear participants and Clearstream participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities in DTC, and making or receiving payment in accordance with normal procedures. Euroclear participants and Clearstream participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of securities received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the securities settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Euroclear or Clearstream as a result of sales of securities by or through a Euroclear participant or a Clearstream participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of debt securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

Redemption or Repayment

If there are any provisions regarding redemption or repayment applicable to your debt security, we will describe them in your prospectus supplement.

We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, at our discretion, be held, resold or canceled.

Mergers and Similar Transactions

We are generally permitted under the indenture to merge or consolidate with another corporation or other entity. We are also permitted under the indenture to sell all or substantially all of our assets to another corporation or other entity. With regard to any series of debt securities, however, we may not take any of these actions unless all the following conditions, among other things, are met:

•	If the successor entity in the transaction is not Anadarko the successor entity must be organized as a corporation, partnership or trust and must expressly assume our obligations under the debt securities of that series and the indenture. The successor entity may be organized under the laws of any jurisdiction, whether in the United States or elsewhere.

•	Immediately after the transaction, no default under the debt securities of that series has occurred and is continuing. For this purpose, “default under the debt securities of that series” means an event of default with respect to that series or any event that would be an event of default with respect to that series if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. We describe these matters below under “—Default, Remedies and Waiver of Default.”

If the conditions described above are satisfied with respect to the debt securities of any series, we will not need to obtain the approval of the holders of those debt securities in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell all or substantially all of our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control of Anadarko but in which we do not merge or consolidate and any transaction in which we sell less than substantially all our assets.

If we sell all or substantially all of our assets, we will be released from all our liabilities and obligations under the debt securities of any series and the indenture. Also, if we merge, consolidate or sell substantially all of our assets and the successor is a non-U.S. entity, neither we nor any successor would have any obligation to compensate you for any resulting adverse tax consequences relating to your debt securities, including the imposition of U.S. withholding taxes in relation to future interest payments. Our succession by a non-U.S. entity could also impede the effective exercise of remedies available to the trustee or holders of debt securities following an event of default with respect to such debt securities.

Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee funds or government securities, or if so provided in your prospectus supplement, obligations other than government securities, sufficient to make payments on any series of debt securities on the dates those payments are due and payable and other specified conditions are satisfied, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of such series (“legal defeasance”); or

•	the related events of default will no longer apply to us (“covenant defeasance”).

If we defease any series of debt securities, the holders of such securities will not be entitled to the benefits of the indenture, except for our obligations to register the transfer or exchange of such securities, replace stolen, lost or mutilated securities or maintain paying agencies and hold moneys for payment in trust. In case of covenant defeasance, our obligation to pay principal, premium and interest on the applicable series of debt securities will also survive.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of debt securities to recognize income, gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

In addition, we may discharge all our obligations under the indenture with respect to debt securities of any series, other than our obligation to register the transfer of and exchange debt securities of that series, provided that we either:

•	deliver all outstanding debt securities of that series to the trustee for cancellation; or

•	all such debt securities not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point, we have deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such debt securities, including interest to the stated maturity or applicable redemption date.

Limitations on Liens

Neither we nor any domestic subsidiary of ours will issue, assume or guarantee any debt secured by a mortgage, lien, pledge or other encumbrance upon real or personal property of ours or of any of our domestic subsidiaries that is located in the continental U.S. without providing that the debt securities will be secured equally and ratably or prior to the debt so long as the debt is so secured. However, this provision shall not apply to the following:

•	Mortgages existing on the date of the indenture;

•	Mortgages existing at the time a corporation, limited liability company, limited partnership or other entity becomes a domestic subsidiary of ours or at the time it is merged into or consolidated with us or a domestic subsidiary of ours;

•	Mortgages in favor of Anadarko or any domestic subsidiary of ours;

•	Mortgages on property (a) existing at the time of the property’s acquisition, (b) to secure payment of all or part of the property’s purchase price, or (c) to secure debt incurred prior to, at the time of or within 180 days after the acquisition, the completion of construction or the commencement of full operation of the property or for the purpose of financing all or part of the property’s purchase price;

•	Mortgages in favor of the United States of America, any state, any other country or any political subdivision required by contract or statute;

•	Mortgages on property to secure all or part of the cost of construction, development or repair, alteration or improvement of the property not later than one year after the completion of or the placing into operation the property;

•	Mortgages on minerals or geothermal resources in place, or on related leasehold or other property interests, which are incurred to finance development, production or acquisition costs;

•	Mortgages on equipment used or usable for drilling, servicing or operation of oil, gas, coal or other mineral properties or of geothermal properties;

•	Mortgages required by any contract or statute in order to permit us or a subsidiary of ours to perform any contract or subcontract made with or at the request of the U S., any state or any department, agency or instrumentality of either; or

•	Any extension, renewal or replacement of any mortgage referred to in the preceding items or of any debt secured by those mortgages as long as the extension, renewal or replacement will be limited to substantially the same property (plus improvements) which secured the mortgage.

Notwithstanding anything mentioned above, we and any one or more of our domestic subsidiaries may issue, assume or guarantee debt secured by mortgages that would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other debt of ours and our domestic subsidiaries that would otherwise be subject to the foregoing restrictions, does not at any one time exceed 15% of our Consolidated Net Tangible Assets, which is defined as the aggregate amount of assets of Anadarko and its domestic subsidiaries after deducting therefrom all current liabilities (other than current maturities of long term debt), goodwill, unamortized debt discount and expense and other like intangibles as calculated on our consolidated balance sheet as of a date within 150 days prior to the date of determination.

In addition, the preceding restrictions shall apply only to the following types of property:

•	minerals or geothermal resources in place, pipelines, distribution or gathering systems, storage facilities or processing plants located in the U.S. and owned by us or any domestic subsidiary, the gross book value of which exceeds 5% of our Consolidated Net Tangible Assets, other than any such property which, in the opinion of our board of directors, is not of material importance to our total business; and

•	equity interests in our domestic subsidiaries.

The following types of transactions shall not be deemed to create debt secured by mortgages: (1) the sale or other transfer of oil, gas or other minerals in place for a period of time until, or in an amount such that, the transferee will realize from the sale or transfer a specified amount (however determined) of money or such minerals, or the sale or other transfer of any other interest in property of the character commonly referred to as an oil payment or a production payment, and (2) the sale or other transfer by Anadarko or a domestic subsidiary of properties to a partnership, joint venture or other entity in which we or our domestic subsidiary would retain partial ownership of the properties.

Default, Remedies and Waiver of Default

You will have special rights if an event of default with respect to your series of debt securities occurs and is continuing, as described in this subsection.

Events of Default

Unless your prospectus supplement says otherwise, when we refer to an event of default with respect to any series of debt securities, we mean any of the following:

•	we do not pay the principal or any premium on any debt security of that series on the due date;

•	we do not pay interest on any debt security of that series within 60 days after the due date;

•	we do not deposit a sinking fund payment with regard to any debt security of that series within 60 days after the due date, but only if the payment is required under provisions described in the applicable prospectus supplement;

•	we default in the payment when due of other funded debt in an aggregate principal amount in excess of $100,000,000, causing such debt to become due before its stated maturity, and such default is not cured within 30 days after notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

•	we remain in breach of our covenants regarding mergers or sales of substantially all of our assets, our covenant regarding liens, or any other covenant we make in the indenture for the benefit of the relevant series, for 90 days after we receive a notice of default stating that we are in breach and requiring us to remedy the breach. The notice must be sent by the trustee or the holders of at least 25% in principal amount of the relevant series of debt securities;

•	we file for bankruptcy or other events of bankruptcy, insolvency or reorganization relating to Anadarko occur. Those events must arise under U.S. federal or state law, unless we merge, consolidate or sell our assets as described above and the successor firm is a non-U.S. entity. If that happens, then those events must arise under U.S. federal or state law or the law of the jurisdiction in which the successor firm is legally organized; or

•	if the applicable prospectus supplement states that any additional event of default applies to the series, that event of default occurs.

Remedies if an Event of Default Occurs

If an event of default has occurred with respect to any series of debt securities and has not been cured or waived, the trustee or the holders of not less than 25% in principal amount of all debt securities of that series may declare the entire principal amount of the debt securities of that series to be due immediately. If the event of default occurs because of events in bankruptcy, insolvency or reorganization relating to Anadarko, the entire principal amount of the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder.

Each of the situations described above is called an acceleration of the maturity of the affected series of debt securities. If the maturity of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities of that series may cancel the acceleration for the entire series.

Indentures governing our outstanding public debt contain so-called “cross-acceleration” events of default, and the absence of such an event of default in the indenture could disadvantage holders of the debt securities by preventing the trustee from pursuing remedies under the indenture at a time when our other creditors may be exercising remedies under these other indentures.

If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of all debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee with respect to that series. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the debt securities of that series.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to any debt security, all of the following must occur:

•	the holder of your debt security must give the trustee written notice that an event of default has occurred with respect to the debt securities of your series, and the event of default must not have been cured or waived;

•	the holders of not less than 25% in principal amount of all debt securities of your series must make a written request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•	during those 60 days, the holders of a majority in principal amount of the debt securities of your series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of your series.

You are entitled at any time, however, to bring a lawsuit for the payment of money due on your debt security on or after its due date.

Book-entry and other indirect owners should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Wavier of Default

The holders of not less than a majority in principal amount of the debt securities of any series may waive a default for all debt securities of that series. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on your debt security, however, without the approval of the particular holder of that debt security.

Annual Information about Defaults to the Trustee

We will furnish to the trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default under the indenture.

Modifications and Waivers

There are three types of changes we can make to the indenture and the debt securities.

First, there are changes that cannot be made without the approval of each holder of a debt security affected by the change, including, among others:

•	changing the stated maturity for any principal or interest payment on a debt security;

•	reducing the principal amount, the amount payable on acceleration of the maturity after a default, the interest rate or the redemption price for a debt security;

•	changing the currency of any payment on a debt security;

•	changing the place of payment on a debt security;

•	impair a holder’s right to sue for payment of any amount due on its debt security;

•	reducing the percentage in principal amount of the debt securities of any one or more affected series, taken separately or together, as applicable, the approval of whose holders is needed to change the indenture or those debt securities or waive our compliance with the indenture or to waive defaults; and

•	changing the provisions of the indenture dealing with modification and waiver in any other respect, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without approval of the holder of each affected debt security.

The second type of change does not require any approval by holders of the debt securities of an affected series. These changes are limited to clarifications and changes that would not adversely affect the debt securities of that series in any material respect. Nor do we need any approval to make changes that affect only debt securities to be issued after the changes take effect. We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of the unaffected debt security; we need only obtain any required approvals from the holders of the affected debt securities.

Any other change to the indenture and the debt securities would require the following approval:

•	If the change affects only the debt securities of a particular series, it must be approved by the holders of a majority in principal amount of the debt securities of that series.

•	If the change affects the debt securities of more than one series of debt securities, it must be approved by the holders of a majority in principal amount of all series affected by the change, with the debt securities of all the affected series voting together as one class for this purpose (and of any affected series that by its terms is entitled to vote separately as a series, as described below).

•	If the terms of a series entitle the holders of debt securities of such series to vote as separate class on any change, it must be approved as required under those terms.

The same majority approval would be required for us to obtain a waiver of any of our covenants in the indenture. Our covenants include the promises we make about merging or selling substantially all of our assets, which we describe above under “—Mergers and Similar Transactions.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in a particular debt security, or in the indenture as it affects that debt security, that we cannot change without the approval of the holder of that debt security as described above, unless that holder approves the waiver.

Only holders of outstanding debt securities of the applicable series will be eligible to take any action under the indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction with respect to debt securities of that series. Also, we will count only outstanding debt securities in determining whether the various percentage requirements for taking action have been met. Any debt securities owned by us or any of our affiliates or surrendered for cancellation or for payment or redemption of which money has been set aside in trust are not deemed to be outstanding.

In some situations, we may follow special rules in calculating the principal amount of a debt security that is to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-U.S. dollar currency, increases over time or is not to be fixed until maturity.

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee sets a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global debt security may be set in accordance with procedures established by the depositary from time to time. Accordingly, record dates for global debt securities may differ from those for other debt securities.

Form, Exchange and Transfer

If any debt securities cease to be issued in registered global form, they will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless we indicate otherwise in your prospectus supplement, in denominations of $1,000 and multiples of $1,000.

Holders may exchange their debt securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. You may not exchange your debt securities for securities of a different series or having different terms, unless your prospectus supplement says you may.

Holders may exchange or transfer their debt securities at the office of the trustee. They may also replace lost, stolen, destroyed or mutilated debt securities at that office. We have appointed the trustee to act as our agent for registering debt securities in the names of holders and transferring and replacing debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may require an indemnity before replacing any debt securities.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the debt securities of any series are redeemable and we redeem less than all those debt securities, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any debt security selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

If a debt security is issued as a global debt security, only DTC or other depositary will be entitled to transfer and exchange the debt security as described in this subsection, since the depositary will be the sole holder of the debt security.

The rules for exchange described above apply to exchange of debt securities for other debt securities of the same series and kind. If a debt security is convertible, exercisable or exchangeable into or for a different kind of security, such as one that we have not issued, or for other property, the rules governing that type of conversion, exercise or exchange will be described in the applicable prospectus supplement.

Payments

We will pay interest, principal and other amounts payable with respect to the debt securities of any series to the holders of record of those debt securities as of the record dates and otherwise in the manner specified below or in the prospectus supplement for that series.

We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global debt security. An indirect owner’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

We will make payments on a debt security in non-global, registered form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the paying agent described below, against surrender of the debt security. All payments by check will be made in next-day funds—i.e., funds that become available on the day after the check is cashed.

Alternatively, if a non-global debt security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their debt securities.

Paying Agents

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global entry form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. We will specify in the prospectus supplement for your debt security the initial location of each paying agent for that debt security. We must notify the trustee of changes in the paying agents.

Notices

Notices to be given to holders of a global debt security will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive notices.

Our Relationship With the Trustee

The prospectus supplement for your debt security will describe any material relationships we may have with the trustee.

DESCRIPTION OF COMMON STOCK

As of the date of this prospectus, we are authorized to issue up to 1,000,000,000 shares of common stock. As of June 30, 2006, we had approximately 463,500,000 shares of common stock issued and 459,500,000 shares of common stock outstanding and had reserved 44,900,000 additional shares of common stock for issuance under our various stock and compensation incentive plans and direct purchase and dividend reimbursement plan.

The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following documents:

•	our restated certificate of incorporation, which is incorporated by reference to Exhibit 4(a) to our Registration Statement on Form S-3 (No. 333-60496) dated May 9, 2001;

•	the amendment to our restated certificate of incorporation, which is incorporated by reference to Exhibit 4.1 to our Form 8-K dated July 28, 2000;

•	the amendment to our restated certificate of incorporation, which is incorporated by reference to Exhibit 3(d) to our Form 10-Q for the quarter ended June 30, 2006;

•	our by-laws, as amended, which are incorporated by reference to Exhibit 3(b) to our Form 10-Q for the quarter ended September 30, 2004; and

•	the description of our common stock set forth in the registration statement on Form 8-A filed with the SEC on September 3, 1986, and the Form 8-A12B filed with the SEC on October 30, 1998 as amended by the Form 8-A12B/A filed with the SEC on April 27, 2000.

Common Stock

Dividends. The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available for their payment subject to the rights of holders of preferred stock.

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

Miscellaneous. The outstanding shares of our common stock are fully paid and nonassessable. The holders of our common stock are not entitled to preemptive or redemption rights. Shares of our common stock are not convertible into shares of any other class of capital stock.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors, without further stockholder action, to provide for the issuance of up to 2,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series. We may amend from time to time our restated certificate of incorporation to increase the number of authorized shares of preferred stock. Any amendment like this would require the approval of the holders of a majority of the outstanding shares. As of the date of this prospectus, 200,000 shares of preferred stock have been reserved for issuance as 5.46% Cumulative Preferred Stock, Series B, of which approximately 46,450 shares are outstanding. In addition, our board of directors has authorized shares of Series C preferred stock for issuance under our rights agreement, none of which currently is outstanding.

One of the effects of authorized but undesignated Series C preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result, to protect the continuity of our management. The issuance of shares of Series C preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, Series C preferred stock issued by us may rank superior to the our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. Accordingly, the issuance of shares of Series C preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Our restated certificate of incorporation, bylaws and the Delaware General Corporation Law, or “DGCL” contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

Delaware law. We are subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the corporation’s voting stock outstanding, at any time within three years immediately before the relevant date; and

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	our board approves the transaction that made the stockholder an interested stockholder before the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combinations approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempts us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

Charter and bylaw provisions. Our restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may only be effected at a duly called annual or special meeting of the stockholders, and may not be taken by written consent of the stockholders. Special meetings of stockholders may only be called by the board.

Directors may be removed, for cause only, with the approval of the holders of a majority of the shares then entitled to vote at an election of directors. Vacancies resulting from any increase in the number of directors may be filled by a majority of the directors then in office, provided a quorum is present. Any other vacancy may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us which is not approved by our board of directors, it would be possible for our board of directors to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, our restated certificate of incorporation and the applicable rules of the stock exchanges upon which our common stock is listed. The consent of the holders of our common stock would not be required for any issuance of preferred stock in these situations.

Limitation of Liability; Indemnification

Our restated certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful stock repurchases or dividends; and

•	for any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Our bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

Stock Exchange

Our common stock is listed on the New York Stock Exchange under the symbol “APC.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Mellon Investor Services LLC, South Hackensack, New Jersey. Its phone number is (888) 470-5786.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered under this prospectus will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Anadarko Petroleum Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with Anadarko’s oil and gas prospects is confirmed in the review letter of Netherland, Sewell & Associates, Inc., an independent petroleum consulting firm, and has been included in this document, and incorporated by reference into this document, upon the authority of said firm as experts with respect to the matters covered by such review letter and in giving such review letter.

The consolidated financial statements of Kerr-McGee at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 incorporated in this Form S-3 by reference to our Current Report on Form 8-K/A filed on September 8, 2006, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon, and are so incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with Kerr-McGee’s oil and gas prospects is confirmed in the review letter of Netherland, Sewell & Associates, Inc., an independent petroleum consulting firm, and has been included or incorporated by reference into this document, upon the authority of said firm as experts with respect to the matters covered by such review letter and in giving such review letter.

The audited historical financial statements of Western Gas Resources, Inc. at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Form S-3 by reference to our current report on Form 8-K/A filed on September 8, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with Western Gas Resources, Inc.’s oil and gas prospects is derived from the reports of Netherland, Sewell & Associates, Inc., an independent petroleum consulting firm, and has been included or incorporated by reference into this document, upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.